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EXHIBIT 1

Annual Information Form of Noranda Inc. dated May 10, 2004

ANNUAL INFORMATION FORM

NORANDA INC.

May 10, 2004

Certain definitions and metric imperial conversion table

Wherever referred to in this Annual Information Form:	Metric Unit	Metric Symbol	Imperial Equivalent
"kg" means kilogram	Tonne	mt	1.102311 tons
"lb" means pound	Kilogram	kg	2.20462 pounds
"oz" means troy ounces	Gram	g	0.032151 troy ounces
"tonne" or "mt" means 1,000 kilograms	Metre	m	3.2808 feet
	Cubic metre	m3	35.315 cubic feet
	Kilometre	km	0.6214 miles

        A glossary of terms is set forth in Part 12 of this Annual Information Form.

Exchange Rate Data

        We have historically published our consolidated financial statements in Canadian dollars. Effective July 1, 2003, we began reporting our financial results in U.S. dollars. In this Annual Information Form, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in United States dollars and references to $ or "US$" are to United States dollars and references to "Cdn$" are to Canadian dollars.

        The following table sets forth, for each period indicated, information concerning the exchange rates between U.S. dollars and Canadian dollars based on the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate"). The table illustrates how many Canadian dollars it would take to buy one United States dollar.

	Year Ended December 31,
	2001	2002	2003
Low	1.4933	1.5108	1.2923
High	1.6023	1.6128	1.5750
Average(1)	1.5519	1.5702	1.3916
Period End	1.5925	1.5800	1.2923

Notes:

(1)
The average of the daily noon buying rates on the last business day of each month during the applicable period.

1.
CORPORATE PROFILE

        Noranda Inc. is an integrated mining and metals company. Its principal business is the ownership and operation of mining and metallurgical assets and the addition of value through the development and operation of these assets. Noranda is engaged primarily in the production of copper and nickel, and also in the production of zinc, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also engaged in the recycling of secondary copper, nickel and precious metals. The head and principal office of Noranda Inc. is located at BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario, Canada M5J 2T3.

        In this Annual Information Form, Noranda Inc. and its wholly-owned subsidiaries may be referred to individually or collectively as the "Company", "we", "us" or "ours" and the Company, together with its other subsidiaries, associates and joint ventures, may be referred to as "Noranda".

2.
INCORPORATION

        Noranda Inc. was incorporated under the Business Corporations Act (Ontario) by restated articles of incorporation dated December 31, 1998. Those articles reflect Noranda Inc.'s distribution to its common shareholders of its interests in Noranda Forest Inc. (now Nexfor Inc.) and Canadian Hunter Exploration Ltd. effective as of such date. Noranda Inc.'s earliest predecessor was incorporated in 1922.

        Our principal subsidiaries as of December 31, 2003, their jurisdictions of incorporation, continuance, or organization and the percentage of voting securities we own, directly or indirectly, are set out below:

Principal Subsidiaries

Company	Jurisdiction of Incorporation	Percentage of Voting Securities
Falconbridge Limited(1) ("Falconbridge")	Ontario	59.2
Magnola Metallurgy Inc.	Canada	80.0
Noranda Aluminum, Inc.	Delaware	100.0
Noranda Chile Limitada	Chile	100.0
Noranda Finance Inc.	Delaware	100.0
Noranda Magnesium Inc.	Delaware	100.0
Noranda Sales, Inc.	Delaware	100.0
Norandal USA, Inc. ("Norandal")	Delaware	100.0
Novicourt Inc.(2) ("Novicourt")	Québec	62.1
American Racing Equipment, Inc.	Delaware	100.0
Compañía Minera Antamina S.A.	Peru	33.75
Norfalco LLC(3)	Delaware	65
Noranda Income Fund(4)	Ontario	25

        Brascan Corporation ("Brascan"), together with its associated companies, holds approximately 41.4% of Noranda Inc.'s outstanding common shares.

Notes:

(1)
The common shares of Falconbridge are listed and posted for trading on the Toronto Stock Exchange.
(2)
The common shares of Novicourt are listed and posted for trading on the Toronto Stock Exchange.
(3)
Until June 29th, 2001, the Company and E.I. du Pont de Nemours and Company ("DuPont") each held a 50% voting interest in Noranda DuPont LLC, at which time DuPont's interests in Noranda DuPont LLC were redeemed. Falconbridge owns the remaining 35% of the outstanding voting securities of NorFalco.
(4)
Noranda Income Fund is a trust formed under the laws of Ontario, which indirectly owns the CEZ zinc processing facility in Valleyfield Québec.

3.
GENERAL BUSINESS DEVELOPMENTS

3.1   Three-Year History

  2001

        Noranda Inc.'s consolidated net loss for the year ended December 31, 2001 was $60 million. Approximately $214 million of the earnings decline was due to significantly lower metal prices and lower sales volumes resulting from the deterioration of the global economy. Revenue was also affected by a strike at the Falconbridge Sudbury facilities and a voluntary production cutback at the Falcondo ferronickel facility in the Dominican Republic (21,700 tonnes in 2001 down from 27,800 tonnes in 2000). Major developments in 2001 included:

  •
  The signing of new three-year collective agreements at our former CEZ refinery and our CCR copper refinery;

  •
  The increase in our ownership of Falconbridge Limited to 55.48% under normal course market purchases over the facilities of the Toronto Stock Exchange;

  •
  The closure of our Gaspé smelter in response to weak market conditions, high copper inventories and historic lows for concentrate treatment fees and metal prices;

  •
  The subsequent reduction of Noranda's copper smelting capacity by approximately 15%;

  •
  The investment of approximately $10 million in environmental improvements aimed at reducing sulphur dioxide and particulate emissions at the Horne copper smelter;

  •
  The consolidation of production at American Racing Equipment Inc., a wholly-owned subsidiary of Noranda, through the closure of its Warsaw, Kentucky manufacturing facility and the transfer of that plant's production to other manufacturing facilities of the Company;

  •
  The closure of our Bathurst, New Brunswick exploration office as part of a major company-wide cost reduction initiative, including the reduction of Noranda's global exploration budget by $16 million;

  •
  The achievement of commercial production at the Antamina copper-zinc mine;

  •
  The announcement by the Company and Falconbridge of the signing of a definitive agreement with Boliden Limited to purchase the Lomas Bayas mine. Falconbridge assumed 100% ownership of Lomas Bayas;

  •
  The purchase of the El Pachón deposit located in central western Argentina from Cambior Inc. and Minera S.A.;

  •
  The filing of an Environmental Impact Study by Proyecto Alumysa Ltda., an affiliate of a subsidiary of Noranda, for the construction of an aluminum reduction plant and its related hydroelectric facilities in Region XI in Chile;

  •
  The listing of Noranda Inc.'s common shares on the New York Stock Exchange and the change of its common share stock symbol to "NRD";

  •
  The expansion of Noranda's electronic hardware recycling business with Hewlett-Packard through the opening of a 140,000 square-foot facility in Tennessee;

  •
  The sale of Noranda's interest in Newmont Mining Corporation for gross proceeds of $160 million;

  •
  The creation of NorFalco LLC (owned 65% by Noranda and 35% by Falconbridge), formerly a joint venture between the Company and E.I. Du Pont de Nemours and Company ("DuPont") by the name of Noranda DuPont LLC. DuPont's interest in Noranda DuPont LLC was redeemed, and Falconbridge acquired a 35% interest in NorFalco LLC;

  •
  The increase of our ownership in Novicourt to approximately 62.1% under normal course market purchases over the facilities of the Toronto Stock Exchange; and

  •
  The appointments of David W. Kerr as Chairman and Chief Executive Officer and Derek G. Pannell as President and Chief Operating Officer.

  2002

        Noranda Inc.'s consolidated net loss for the year ended December 31, 2002 was $447 million. The Company's financial results for 2002 were negatively impacted by a $520 million pre-tax write-down of the magnesium plant, restructuring provisions and the labour strike at the Horne Smelter that commenced in June 2002.

        Major developments in 2002 included:

  •
  The announcement by Noranda of its intention to align some of its activities more closely with its subsidiary, Falconbridge;

  •
  The announcement by Noranda of the appointment of senior executives responsible for the Copper Business Unit, based in Santiago, Chile and the Canadian Copper and Recycling Business Unit. The Company subsequently made a number of other executive appointments, including the leaders of the other business units with assets owned by Falconbridge and Noranda, and of new functional heads;

  •
  The permanent closure of the Gaspé copper smelter in Murdochville, Québec;

  •
  The initial public offering of 22,500,000 Priority Units of the Noranda Income Fund (the "Fund") at a price of Cdn$10.00 per unit. During May 2002, Noranda sold an additional 3,015,100 Priority Units of the Fund. The net proceeds to Noranda from these public offerings of units of the Fund were $263 million;

  •
  The appointment of Derek Pannell as President and Chief Executive Officer of Noranda Inc. Mr. Pannell was succeeded as President and Chief Executive Officer of Falconbridge by Aaron Regent, formerly Executive Vice-President and Chief Financial Officer of Noranda;

  •
  The appointment of Lars-Eric Johansson as Executive Vice-President and Chief Financial Officer. Mr. Johansson was formerly Senior Vice-President and Chief Financial Officer of Falconbridge Limited;

  •
  The issue and sale on June 24, 2002 of $300 million aggregate principal amount of senior unsecured 10-year notes under the Company's existing shelf prospectus;

  •
  The strike by the unionized employees at the Horne copper smelter in Rouyn-Noranda, in Northwestern Québec, on June 18, 2002. Their collective agreement expired at the end of February 2002. The employees are members of Le syndicat des travailleurs de la Mine Noranda, affiliated with the Québec Confederation of National Unions. The strike was settled on May 7, 2003 and a new three year collective agreement took effect. Workers returned to work in early June of 2003;

  •
  The approval by the Board of Directors of Compañía Minera Dona Inés de Collahuasi, 44%-owned by Falconbridge, of the expansion of the concentrator at the Collahuasi mine from 60,000 tonnes per day to 110,000 tonnes per day;

  •
  The announcement by Noranda that the Brunswick Smelter would be operated on an 8-month seasonal basis with shutdowns for four consecutive months each year, beginning in July 2003;

  •
  The announcement by Noranda that it would postpone the development of its Perseverance zinc deposit, located near Matagami, in Northern Québec;

  •
  The recording by the Company of an impairment charge to reduce the carrying value of its Magnola magnesium plant by $520 million ($404 million after tax) (see "2003" below); and

  •
  The signing by Noranda of new collective agreements in respect of its operations at:

— Nikkelverk — Matagami operations — Noranda's Newport Rolling Mill — New Madrid Primary Reduction Plant — General Smelting of Canada (Lachine, Quebec)	— Kidd Creek Metallurgical operations — Falcondo operations — Raglan operations

  2003

        Noranda Inc. returned to profitability in 2003, with consolidated net earnings for the period ended December 31, 2003 of $34 million. Major developments in 2003 included:

  •
  The announcement by Noranda of its plans to rationalize its magnesium business and the temporary shutdown of its Magnola magnesium plant in Danville, Québec, as a result of adverse market conditions. The plant was closed in April 2003 and was expected to remain closed until market conditions improved. A further $33 million pre-tax charge related to costs incurred to shut down the plant was recorded in 2003;

  •
  The Altonorte smelter, in Chile, completed a major modernization and $170 million Phase 3 expansion project;

  •
  The public offering by Noranda Inc. of 6,000,000 Cumulative Redeemable Preferred Shares, Series H with a quarterly cumulative dividend at a rate of 6.25% per annum (the "Series H Shares") for gross proceeds of Cdn$150 million;

  •
  The private placement by Noranda Inc. of 6,000,000 Cumulative Preferred Shares, Series I with a quarterly cumulative dividend at a rate of 8% per annum (the "Series I Shares") for gross proceeds of Cdn$150 million. All of the Series I Shares were purchased by Brascan pursuant to the exercise by the Company of a put option previously granted by Brascan. The Series I Shares were redeemed by Noranda Inc. in August 2003 in accordance with their terms;

  •
  The purchase by Noranda Inc. of the 3.3% net proceeds interest relating to the Antamina copper and zinc mine in Peru from Inmet Mining Corporation for $22.5 million. The purchase was completed under a put-call agreement entered into between the companies in February 2002;

  •
  The Company completed the following transactions, among others, as part of its recapitalization plan to improve the Company's balance sheet by reducing debt:

  •
  The reduction of Noranda Inc.'s quarterly dividend from Cdn$0.20 per share to Cdn$0.12 per share;

  •
  The release of guarantees of Noranda Inc. in the amount of $442 million on July 1, 2003 with respect to the Antamina project loan by converting these facilities to a non-recourse basis;

  •
  In July 2003, the secondary offering of Noranda Inc.'s remaining 11,984,900 Priority Units of the Noranda Income Fund for gross proceeds of approximately $84 million. Subsequent to the offering, Noranda Inc. retains a 25% interest in the Noranda Income Fund through its holding of Ordinary Units of Noranda Income Limited Partnership, which are exchangeable on a one for one basis for Priority Units of Noranda Income Fund upon the occurrence of certain events;

  •
  In August 2003, the issue and sale of 28.52 million common shares of Noranda Inc. to a syndicate of underwriters and of 20 million common shares to Brascan, for total net proceeds of approximately Cdn$601 million. The outstanding Series I Shares were redeemed as part of this transaction; and

  •
  The issue and sale in September 2003, of 12-year 6% unsecured notes of Noranda Inc. in an aggregate principal amount of $350 million.

  •
  The announcement by the Company that the ore reserves at the Bell Allard zinc mine in Matagami, Québec will be depleted in 2004 and that operations at the Bell Allard mine would cease in the fourth quarter of 2004;

  •
  The retirement of Lars-Eric Johansson from his position as Executive Vice-President and Chief Financial Officer of Noranda Inc. and the appointment of Steven Douglas, previously the Executive Vice-President and Chief Financial Officer of real estate company Brookfield Properties Corporation, as his successor; and

  •
  The signing by Noranda Inc. of new collective agreements in respect of its operations at:

— Brunswick Mine	— Lomas Bayas
— Brunswick Smelter	— Antamina
— Brunswick Smelter Bulk Handling	— Norandal Salisbury
— General Smelting	— Noranda Recycling — Roseville
— Horne	— Altonorte

  2004 (up to April 30, 2004)

        Major developments since the end of 2003 include the completion, in March 2004, of $290 million in bank credit facilities. These facilities provide the Company with credit on a three year revolving basis and contain financial covenants.

3.2   Principal Products

        Noranda's principal products are copper, nickel, zinc and aluminum. These metals accounted for approximately 72% of Noranda's consolidated revenues for the year ended December 31, 2003, with the balance coming from by-products and co-products that include silver, gold, platinum group metals, lead, selenium, tellurium, cadmium, indium, cobalt, nickel sulphate and sulphuric acid.

        The principal markets for Noranda's products include the steel, refinery and foundry, construction, telecommunications, automotive, agricultural and chemical industries. The United States was the principal market for Noranda's products in 2003, accounting for 36% of consolidated sales (2002 — 43%), with Canada accounting for 18% of consolidated sales (2002 — 19%), Europe 26% of consolidated sales (2002 — 24%) and other countries 20% of consolidated sales (2002 — 14%).

Principal Metals

  Copper

        Copper is a metal with inherent characteristics of excellent electrical conductivity, heat transfer and resistance to corrosion. The principal use of copper is for electrical wire and cable products, a sector which consumes approximately 60% of all refined copper. Other significant end-use markets are tubing for plumbing and air-conditioning and copper alloy strips and rods used in the electrical/electronic, construction and transportation markets.

        The Company markets copper cathodes directly to producers of industrial products from its CCR refinery in Montreal-East, Québec. Noranda Chile also markets cathodes made available via toll refining agreements with Altonorte anodes. The Company acts as the marketing agent for cathodes produced at the Kidd Creek refinery in Timmins, Ontario as well as for the Lomas Bayas operation in Chile, both owned by Falconbridge. Altogether, sales of copper metal cathodes in 2003 were made to more than 50 customers in six countries. Approximately 80% of Noranda's sales of copper metal in 2003 were made in North America and the balance was made in Europe and Asia. Noranda Chile produces approximately 280,000 tonnes of copper anodes per year that are sold in Canada, Chile and Europe.

        Copper production is heavily dependent on mine concentrates and secondary recycled materials purchased from third parties. Mine concentrates are sourced globally while recycled materials are primarily of North American origin. In 2003, more than two thirds of Noranda's Horne and Altonorte smelters' primary feedstocks came from third parties while the Kidd Creek facilities purchased 40% from outside sources. In addition, approximately 10% of Noranda's Horne smelter's feed tonnage came from recycled electronics and other copper and precious metal-bearing secondary materials, which were sourced from third parties.

        Antamina copper concentrates are sold to customers globally.

  Nickel

        Nickel is a metal with the characteristics of corrosion resistance, high strength over a wide range of temperatures, and high ductility. The principal uses for nickel include stainless steel, nickel-based alloys, electroplating, low-alloy steel, foundry products and copper-based alloys. Nickel is also used in batteries and catalysts.

        Noranda markets and sells nickel and ferronickel to customers in 31 countries through its subsidiary, Falconbridge. Its largest markets are Western Europe, the United States and Asia/Pacific, which in 2003 accounted for 49%, 23% and 27%, respectively, of total nickel sales.

  Zinc

        Zinc is used in a wide range of industries. Its major use, accounting for approximately 60% of total consumption in North America, is for galvanizing steel sold to the construction and automobile industries. Galvanizing involves coating steel with zinc to protect the steel from corrosion. Zinc is also used in the production of die-cast alloys for precision machine parts, brass alloys used in a wide range of industrial parts and household wares, and zinc powders, oxides and dusts used in the manufacture of batteries, tires and pigments.

        Noranda acts as the marketing agent for Falconbridge's Kidd Creek operations and for the Noranda Income Fund's CEZ refinery. Most of the production from these facilities is sold directly to the steel industry and other major consumers of zinc. The CEZ refinery and Falconbridge are jointly a major supplier of zinc metal, accounting for approximately 5.5% of total western world refined production in 2003. In 2003, over 95% of Noranda's consolidated sales of zinc on behalf of Kidd Creek and the CEZ refinery were in North America, with the balance sold to customers in Europe and Asia Pacific. The galvanizing sector represented 60% of Noranda's consolidated zinc sales on behalf of Kidd Creek and the CEZ refinery in 2003.

        Zinc production also is dependent on concentrate. The raw material feed stream for the CEZ and Kidd Creek zinc refineries is managed through a combination of third-party purchases and the integrated mine production of the Company and Falconbridge. This allowed Noranda to take advantage of transportation, cost differentials and the treatment capabilities of its refineries. Concentrate purchases originate with both local mines and, subject to market conditions, foreign mines.

        Antamina zinc concentrates are sold to customers in Japan, Europe, Canada, Korea, Australia and Peru.

Other Metal Products

  Lead Metal

        Over 70% of all lead metal is used in the production of lead-acid batteries for the automotive industry and back-up power systems for the computer and telecommunications markets.

        The Company is engaged in the mining of lead and the refining and recycling of lead metal at its wholly-owned Brunswick Mine and Brunswick Smelter. The marketing of lead metal and its alloys is carried out from offices in Toronto, Cleveland, Ohio and Zug, Switzerland. In 2003, approximately 90% of Noranda's consolidated lead metal sales were made in Canada and the United States.

        As is the case for copper and zinc production, lead production is dependent on concentrate. In 2003, approximately 55% of the Brunswick lead smelter feed was supplied by Noranda's Brunswick Mine, with the balance sourced from lead/silver foreign concentrates and metal-bearing residues.

  Aluminum

        Aluminum is a metal with many desirable characteristics. It is ductile, malleable and an efficient conductor of heat and electricity. Although very reactive chemically, aluminum resists corrosion and has a high strength-to-weight ratio.

        Alumina (aluminum oxide) is produced from bauxite, the basic aluminum-bearing ore, by a chemical process. Aluminum is, in turn, produced from alumina by an electrolytic process which uses large quantities of electrical energy to separate the aluminum from the oxygen in alumina. The smelting of one tonne of aluminum requires between 14 and 18.5 megawatt-hours of electric energy. Depending upon quality, between four and five tonnes of bauxite are required to produce approximately two tonnes of alumina, which yield approximately one tonne of aluminum.

        Our aluminum products include primary aluminum in the form of 1,500 lb. standard ingots (sows), billet, electrical conductor rod and foundry alloy. Our aluminum fabricated products include fin stock for the air conditioning, refrigeration and automotive industries; converter foil used in flexible packaging for the food, juice and pharmaceutical industries; conductor strip for transformers; and household foil and automotive wheels.

        In 2003, 94% of Noranda's consolidated aluminum sales were made in North America.

  Sulphuric Acid

        Sulphur dioxide gas is a by-product of smelting and refining operations. Most of the sulphur dioxide gas produced at Noranda's Canadian and Chilean smelters is captured before stack emission and converted into sulphuric acid or liquid sulphur dioxide in order to comply with sulphur dioxide emission limits. The Canadian sulphuric acid production is sold to NorFalco, which markets, transports and distributes sulphuric acid in North America. In 2003, NorFalco and its wholly-owned Canadian subsidiary marketed approximately 1.8 million tonnes of sulphuric acid from Noranda, Falconbridge and third-party suppliers. Sulphuric acid produced at Noranda's Chilean smelter is sold by Noranda Chile Ltda. locally to mining companies using this product for their copper leaching operations.

  Magnesium

        Noranda's Danville Québec magnesium plant has a design capacity of 58,000 tonnes of pure and alloy magnesium products and is owned 80% by Noranda and 20% by Société générale de financement du Québec. As a result of market conditions, the Company temporarily shutdown these facilities in 2003.

        Magnesium is classified as a light metal. By volume, it is approximately two-thirds the weight of aluminum and one quarter the weight of steel. Magnesium is used in several applications, including the production of aluminum alloys typically containing between 0.5% and 3.5% magnesium (can stock for aluminum beverage containers is the largest application) and die-casting of component parts for the automotive, electronics and manufacturing industries. Magnesium die-cast alloys have excellent strength-to-weight ratios and are attractive for many applications.

  Metals Marketing

        The Company's marketing and sales strategy is to sell our production at prices that are equal to or greater than the average cash price reported on Comex, the LME or other relevant terminal markets. Premiums above the Comex or LME settlement price are negotiated based on product form and quality, packaging, delivery terms, supply commitments, delivery location and availability of product. For the intermediate copper products sold by Noranda Chile Ltda. (blister and anodes), discounts are negotiated periodically from LME prices which largely reflect inherent third party processing charges. For products for which there is no terminal market, our objective is to obtain prices that equal or exceed benchmarks that reflect the average price realized in the marketplace.

        The Company procures custom feed materials for processing in its metallurgical facilities. In order to minimize metal price risk exposure on purchased metals and fluctuations in inventory levels, and to obtain the average Comex/LME prices or better, the Company employs the use of derivatives in the form of forward or options contracts to hedge these risks. Generally, we do not hedge the price we realize on the sale of our own production, and accept prices based on the market price prevailing around the time of delivery of these metals. From time to time, however, we may fix the metal price associated with our own future production to lock in certain profits or cash flows.

        Fluctuations in currency exchange rates, principally the Canadian/US dollar exchange rate, significantly affect our earnings and cash flows. Most of our debt is denominated in US dollars, whereas a significant portion of our Canadian operating costs are incurred in Canadian dollars.

3.3   Trends, Risks and Uncertainties

  Fluctuating Metal Prices

        As substantially all of Noranda's revenues are derived from the sale of copper, nickel, zinc and aluminum, our earnings are directly related to fluctuations in the prices of these metals. The prices of these metals are subject to volatile price movements over short periods of time. Noranda generally does not hedge prices of the metals it produces. Market prices can be affected by numerous factors beyond Noranda's control, including expectations for inflation, speculative activities, relative exchange rates to the US dollar, production activities of Noranda's competitors, global and regional demand and supply, political and economic conditions including availability of subsidies and tax incentives to our competitors and production costs in major producing regions. The prices for copper, nickel or other metals produced by Noranda may decline significantly from current levels. A reduction in the prices of one or more of these metals could materially adversely affect the value and amount of Noranda's reserves and its business, financial condition, liquidity and results of operations.

  Mining and Processing Risks

        The business of mining and processing of metals is generally subject to a number of risks and hazards, including unusual or unexpected geological conditions, ground conditions, phenomena such as inclement weather conditions, floods and earthquakes and the handling of hazardous substances and emissions of contaminants. Such risks and hazards could result in personal injury or death, damage to, or destruction of, mineral properties, processing or production facilities or the environment, monetary losses and possible legal liability. Noranda's business, financial condition, liquidity and results of operation could be materially adversely affected if any of these developments were to occur.

        Although Noranda maintains insurance to cover some of these risks and hazards to the extent available that Noranda believes is consistent with the industry practice, no assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums. Noranda's property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In such event, Noranda's business, financial condition, liquidity and results of operations could be materially adversely affected.

  Environmental Risks

        Environmental legislation affects nearly all aspects of Noranda's operations worldwide. This type of legislation requires Noranda to obtain operating licenses and imposes standards and controls on activities relating to mining, exploration, development, production, closure and the refining, distribution and marketing of nickel and other metals products. Environmental assessments are required before initiating most new products or undertaking significant changes to existing operations. Compliance with environmental legislation can require significant expenditures, including expenditures for clean up costs and damages arising out of contaminated properties. In addition to current requirements, Noranda expects that additional environmental regulations will likely be implemented to protect the environment and quality of life, given issues of sustainable development and other similar requirements which governmental and supragovernmental organizations and other bodies have been pursuing. Some of the issues currently under review by environmental regulatory agencies include reducing or stabilizing various emissions, including sulphur dioxide and greenhouse gas emissions, mine reclamation and restoration, and water, air and soil quality.

        Canada ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change in late 2002. The protocol has not entered into force but may do so in the future. Various levels of government in Canada are developing a number of policy measures in order to meet Canada's emission reduction obligations under the protocol. While the impact of the protocol and measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emission levels, impose added costs for emissions in excess of permitted levels and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on Noranda's business, financial condition, liquidity and results of operations.

        Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings brought based upon such conditions or an inability to obtain necessary permits, could have a material adverse effect on product demand, product quality and methods of production and distribution or could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on Noranda's business, financial condition, liquidity and results of operations.

        Failure to comply with environmental legislation may result in the imposition of fines and penalties, liability for clean up costs, damages and the loss of important permits. There can be no assurance that Noranda will at all times be in compliance with all environmental regulations or that steps to bring Noranda into compliance would not materially adversely affect Noranda's business, financial condition, liquidity and results of operations.

        In view of the uncertainties concerning future removal and site restoration costs on Noranda's properties, the ultimate costs for future removal and site restoration to Noranda could differ from the amounts estimated. The estimate for this future liability is subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively as a change in an accounting estimate.

        In addition, regulatory authorities in various jurisdictions around the world may require Noranda to post financial security to secure in whole or in part future reclamation and restoration obligations in such jurisdictions. In some instances, Noranda has already provided this security. In other instances, such security may be required to be posted upon the occurrence of certain events including if Noranda ceases to maintain a minimum investment grade credit rating, if the regulatory authority ceases to accept alternative forms of comfort to secure the obligation or as a property nears the end of its operation. Although the posting of this security does not increase the future reclamation and restoration costs (other than costs associated with posting such security), a portion of Noranda's credit may be required to back up these commitments, which could affect Noranda's liquidity.

  Labour Relations

        Collective agreements covering our unionized employees at CEZ (operators and effluent treatment plant operators), Matagami, CCR (Plant workers), CCR (Security guards), Noranda Recycling — Roseville (operators and machinist), Micro Metallics — San Jose, Nikkelverk, Collahuasi, and American Racing Equipment will expire in 2004. Collective agreements covering our unionized hourly employees at Brunswick Mine, Brunswick Smelter, Brunswick Smelter Bulk Handling, General Smelting, Horne Smelter, Kidd Metallurgical Division, Raglan Operations, Falcondo, Lomas Bayas, Altonorte, Antamina, New Madrid, Norandal Newport and Norandal Salisbury are currently in place and will expire between 2005 and 2007. We cannot predict at this time whether we will be able to reach new collective agreements with these or other employees without a work stoppage. The Collective Agreement covering the Production and Maintenance employees at Falconbridge's Sudbury Operations was ratified on February 21, 2004 after a three week strike and will expire on January 31, 2007. A new Collective Agreement covering the Office, Clerical & Technical at Falconbridge's Sudbury Operations was signed in February 2004 and will expire on February 28, 2007.

        Any lengthy work interruptions could materially adversely affect our business, financial condition, liquidity and results of operations.

  Uncertainty of Reserve Estimates and Production Estimates

        Noranda's reported ore reserves as of year-end 2003 are estimated quantities of proven and probable ore that under present and anticipated conditions can be legally and economically mined and processed by the extraction of their mineral content. Noranda determines the amount of its ore reserves in accordance with the requirements of the applicable Canadian securities regulatory authorities and established mining standards. Noranda does not use outside sources to verify its reserves. The volume and grade of reserves actually recovered and rates of production from Noranda's present ore reserves may be less than geological measurements of the reserves. Market price fluctuations in nickel, copper, other metals and exchange rates, and changes in operating and capital costs may in the future render certain ore reserves uneconomic to mine. In addition, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, may cause mineral reserves to be modified or Noranda's operations to be unprofitable in any particular fiscal period.

        No assurance can be given that the indicated amount of ore will be recovered or that it will be recovered at the prices assumed by Noranda in determining ore reserves. Ore reserve estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative of the entire ore body. As more knowledge and understanding of the ore body is obtained, the reserve estimates may change significantly, either positively or negatively.

        Noranda prepares estimates of future production for particular operations. These production estimates are based on, among other things, reserve estimates; assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and estimated rates and costs of mining and processing. Noranda's actual production may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risks and hazards associated with mining, natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labor shortages or strikes. No assurance can be given that production estimates will be achieved. Failure to achieve production estimates could have a material adverse effect on Noranda's business, financial condition, liquidity and results of operations.

  Exchange Rate Fluctuations

        Fluctuations in currency exchange rates, principally the Canadian/US dollar exchange rate and, to a lesser extent, Chilean Pesos, Norwegian Kroner, Euros, Yen and other exchange rates, can significantly impact Noranda's earnings and cash flows. These exchange rates have varied substantially over time, including over the last five years. Most of Noranda's revenue and debt are denominated in US dollars, whereas most of the operating costs at its Canadian sites are incurred in Canadian dollars. Less than 50% of the costs at Lomas Bayas and Collahuasi are incurred in US dollars with the remainder incurred in Chilean Pesos. The costs at Falcondo are incurred principally in US dollars while Nikkelverk's costs are incurred in Norwegian Kroner. Noranda's consolidated financial statements are expressed in US dollars. Fluctuations in exchange rates between the US dollar and the Canadian dollar and between the US dollar and other currencies may give rise to foreign currency exposures, both favourable and unfavourable, which has materially impacted and may in the future materially impact Noranda's financial results. Noranda from time to time may hedge a portion of its Canadian dollar or other currency requirements to limit any potential adverse effects of foreign exchange rate fluctuations with respect to Noranda's Canadian dollar or other foreign currency denominated costs, but there can be no assurance that such hedges have eliminated the potential material adverse effect of such fluctuations.

        Excluding the impact of Noranda's hedging activity, each Cdn$0.01 change in the annual average Canadian/US dollar exchange rate impacted Noranda's after tax earnings in 2003 by approximately $5 million.

  Interest Rate and Counterparty Risk

        Noranda's exposure to changes in interest rates results from investing and borrowing activities undertaken to manage its liquidity and capital requirements. Noranda has entered into interest rate swap contracts with its bankers to manage the interest rate risk associated with interest payment obligations on a portion of its fixed-rate debt. These interest rate swap contracts change Noranda's exposure to interest rate risk by effectively converting a portion of Noranda's fixed-rate interest obligations to floating-rate interest obligations. Noranda may elect in the future to enter into interest rate swap contracts to effectively convert floating-rate interest to fixed-rate interest obligations and enter into additional fixed-rate to floating-rate swap contracts. There can be no assurance that Noranda will not be materially adversely affected by interest rate changes in the future, notwithstanding its use of interest rate swap contracts.

        In addition, Noranda's interest rate swaps, metals hedging and foreign currency and energy risk management activities expose Noranda to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on Noranda's business, financial condition, liquidity and results of operations.

  Energy Supply and Prices

        Noranda's operations and facilities are intensive users of natural gas, electricity and oil. Procurement of these types of energy sources can be affected by numerous factors beyond Noranda's control, including global and regional supply and demand, political and economic conditions and problems related to local production and delivery conditions. Noranda's supply contracts typically provide that suppliers may be released from their delivery obligations to Noranda if certain "force majeure" events occur. Noranda's business operations could be adversely affected, including loss of production and damage to Noranda's plants and equipment, if, even temporarily, the supply of energy to one or more of its facilities was interrupted.

        A prolonged shortage of supply of energy used in Noranda's operations could materially adversely affect its business, financial condition, liquidity and results of operations. As a significant portion of Noranda's costs relate to energy consumption, its earnings are directly related to fluctuations in the cost of natural gas, electricity and oil. Energy prices can be affected by numerous factors beyond Noranda's control, including global and regional demand and supply, and applicable regulatory regimes. The prices for various sources of energy Noranda uses may increase significantly from current levels. An increase in energy prices could materially adversely affect Noranda's business, financial condition, liquidity and results of operations.

  Foreign Operations

        Some of Noranda's activities and related assets are located in countries outside North America, some of which may be considered to be, or may become, politically or economically unstable. Exploration or development activities in such countries may require protracted negotiations with host governments, international organizations and other third parties, including non-governmental organizations, and are frequently subject to economic and political considerations, such as taxation, nationalization, inflation, currency fluctuations and governmental regulation and approval requirements, which could adversely affect the economics of projects. These projects and investments could be adversely affected by war, civil disturbances and activities of foreign governments which limit or disrupt markets, restrict the movement of funds or supplies or result in the restriction of contractual rights or the taking of property, without fair compensation.

        Noranda performs a thorough risk assessment on a country by country basis when considering foreign activities and attempts to conduct its business and financial affairs so as to protect against political, legal, regulatory and economic risks applicable to operations in the various countries where it operates, but there can be no assurance that Noranda will be successful in so protecting itself. These projects and investments could also be adversely affected by changes in Canadian laws and regulations relating to foreign trade, investment and taxation.

  Market Access

        Global and regional demand for metals is influenced by regulatory and voluntary initiatives to restrict or eliminate the use of certain metals in particular products or applications. Impacts of such measures can be global, creating non-tariff barriers to international trade and affecting product design and specifications on a global basis. Such measures could affect the balance between supply and demand and depress metal prices and treatment/refining charges. Metals with a limited number of major applications are most susceptible to changes in demand and price in response to such measures.

  Production Technology

        There are no assurances that more economical production or processing technology than the technology currently used by Noranda will not be developed or that the economic conditions in which current technology is applied will not change.

  Legal Proceedings

        The nature of Noranda's business subjects it to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of Noranda's business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on Noranda's results of operations in any future period, and a substantial judgment could have a material adverse impact on Noranda's business, financial condition, liquidity and results of operations.

  Sulphuric Acid

        Sulphur dioxide is a by-product from the smelting of copper, zinc, nickel and lead sulphide concentrates. We process sulphur dioxide into sulphuric acid to meet our environmental commitments. Due to increasingly strict environmental standards world-wide for sulphur dioxide emissions, involuntary production of sulphuric acid by smelters is growing. The balance of world acid production is largely based on elemental sulphur, whose supply is now a by-product of oil and gas production, and growing more rapidly than demand. Long term, these factors may make it more difficult for us to obtain satisfactory prices for our sulphuric acid. However, our production of sulphuric acid cannot be reduced in response to low prices, or dropping sales volumes, without a corresponding reduction in our production of metals.

  Raw Material Procurement Risks

        Procurement of raw materials involves the risks typically connected with commercial transactions, which can include trade barriers, political instability and problems due to local production conditions. In addition, our supply contracts provide that suppliers of concentrate may be released from their delivery obligations to us if certain "force majeure" events occur. Our business operations could be adversely affected, at least temporarily, if supplies of raw materials are interrupted as a result of the imposition of trade barriers or other events and if we are unable, on short notice, to shift to alternative sources of supply.

        We also process copper scrap, the availability of which in past years has been subject to significant fluctuations and the supply of which has been declining since the mid-1990s. The availability of scrap, blister copper and other material we process can be significantly affected by fluctuations in prices.

4.     DESCRIPTION OF THE BUSINESS

        Noranda's operations explore for, develop, mine, process and market metals and minerals. Noranda conducts these activities through its four operating business units: Copper, Nickel, Aluminum and Zinc.

        Noranda is one of the world's largest producers of zinc and nickel and a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals.

        The following table indicates the operational structure of Noranda:

NORANDA INC.(1),(2)

Copper		Zinc
•	Horne smelter	•	Brunswick mine
•	CCR refinery	•	Matagami mine operations
•	Kidd Creek operations	•	Brunswick smelter
	(100% owned by Falconbridge)(3)	•	CEZ Refinery (25%)(4)
•	Altonorte smelter	•	General Smelting of Canada
(100% owned by Noranda Chile Limitada)
•	Compañía Minera Antamina S.A. (33.75%)	Aluminum
•	Compañia Minera Doña Inés de Collahuasi, S.C.M.(3)	•	Noranda Aluminum, Inc.
	(44% owned by Falconbridge)	•	Norandal USA, Inc.
•	Compañia Minera Falconbridge Lomas Bayas (100% owned by Falconbridge)(3)
Other Investments and Principal Subsidiaries
Nickel		and Associates
•	Integrated Nickel Operations	•	American Racing Equipment, Inc.
	(100% owned by Falconbridge)(3)	•	Novicourt Inc.(5) (62.1%)
	— Raglan Mine	•	Magnola Metallurgy Inc. (80%)
	— Sudbury Mining and Metallurgical Divisions	•	Noranda Magnesium Inc.
	— Nikkelverk Refinery	•	NorFalco LLC(6)
•	Falconbridge Dominicana, C. por A. (85.26% owned by Falconbridge)(3)

Notes:

(1)
The common shares of Noranda Inc. are listed and posted for trading on the Toronto Stock Exchange and the New York Stock Exchange. Percentage ownership is shown as of December 31, 2003.
(2)
100% ownership by the Company unless otherwise indicated.
(3)
Noranda Inc. owns 59.2% of the outstanding common shares of Falconbridge.
(4)
CEZ Processing facility was sold to the Noranda Income Fund in May 2002. The Company owns indirectly a 25% interest in the Fund.
(5)
The common shares of Novicourt Inc. are listed and posted for trading on the Toronto Stock Exchange.
(6)
NorFalco LLC is owned by the Company (65%) and Falconbridge (35%). NorFalco LLC was created to distribute and market sulphuric acid.

        Noranda had approximately 15,000 employees at December 31, 2003. The following table shows revenue by operating segment and the relative percentage of each operating segment's contribution to total revenue for the past three years:

	2003		2002		2001
	($ millions)
Copper(1)	2,165	46%	1,906	49%	2,058	52%
Nickel	1,297	28%	842	22%	779	20%
Zinc	410	9%	399	10%	457	11%
Aluminum	688	15%	662	17%	627	16%
Other	97	2%	64	2%	57	1%

Total Revenue	4,657	100%	3,873	100%	3,978	100%

Notes:

(1)
In 2003, the business units for Copper and for Copper and Recycling were combined into a new "Copper" operating segment. In 2002 and in 2001, the revenue and the relative percentage of the Copper and of the Copper and Recycling operating segments had been reported separately as follows:

	2002		2001
	($ millions)		($ millions)
Copper and Recycling	1,252	32%	1,137	29%
Copper	654	17%	921	23%

4.1   Main Businesses

4.1.1    Copper

        The copper business unit is a fully-integrated producer of copper metal and concentrate. The copper business unit includes the operation of the Company's 33.75%-owned Antamina copper and zinc mine in Peru and the 100%-owned Altonorte copper smelter located near Antofagasta, Chile, Falconbridge's 44% stake in the Collahuasi copper mine in Chile and 100% interest in the Lomas Bayas operations, as well as refining, smelting and recycling facilities in Canada and in the United States, which are referred to as Canadian Copper and Recycling ("CC&R").

4.1.1.1    South America

  Compañía Minera Antamina S.A.

  History and Location

        Located in the Andes mountains in Peru, approximately 270 kilometres north of Lima and at an elevation of 4,300 metres, the Antamina deposit is one of the largest copper/zinc orebodies in the world, with a milling rate of 70,000 tonnes per day. Antamina is expected to produce 272,000 tonnes of copper and 163,000 tonnes of zinc annually over a 21-year mine life, producing an annual average of 675 million pounds of copper and 625 million pounds of zinc in the first 10 years.

        A capital investment of $2,148 million was made to bring Antamina into production. Of this amount, $1,320 million was financed using senior project debt.

        Noranda's beneficial interest in Antamina is 33.75%, with the beneficial owners comprising BHP Billiton PLC at 33.75%, Teck Cominco Limited at 22.5% and Mitsubishi Corporation with a 10% interest.

  Operations

        Antamina began commercial production in October 2001. In 2003, Antamina produced 894,201 tonnes of copper concentrate grading 28.2% copper and 674,129 tonnes of zinc concentrate grading 53.8% zinc. In 2003, sales of fine copper contained in concentrates were 260,833 tonnes and sales of zinc were 349,741 tonnes, representing aggregate revenues to Noranda of $265.3 million. Substantially all the assets and shares of Antamina had been pledged to a group of international senior lenders. Guarantees provided by Noranda Inc. were released and the senior debt of the Antamina project became non-recourse to the senior lenders on July 1, 2003, upon successful completion of a series of tests.

  Mineral Reserves and Resources

        Antamina is classified as a copper-zinc-silver skarn deposit and occurs at the contact between a quartz monzonite intrusive of Tertiary Age (< 70 million years) and limestone of Cretaceous Age (70-135 million years).

        Proven and probable mineral reserves total 501,000,000 tonnes with an average grade of 1.22% copper, 0.96% zinc, 0.030% molybdenum and 13.7 grams of silver per tonne. Proven and probable mineral reserves are based on the mineral resource model after applying open-pit design and cut-off criteria. Measured and indicated resources, in addition to mineral reserves in the current pit design, total 59,000,000 tonnes with an average grade of 0.48% copper, 0.24% zinc, 0.032% molybdenum and 5.4 grams of silver per tonne. Inferred mineral resources total 28,000,000 million tonnes with a grade of 0.8% copper, 1.0% zinc, 0.02% molybdenum and 13 grams of silver per tonne.

        Proven and probable mineral reserves are reported using a 0.7% copper equivalent operational cut-off and include all high-grade and low-grade stockpiles. Measured and indicated mineral resources in addition to reserves were estimated for in-situ pit material and marginal stockpiles grading less than the 0.7% copper equivalent cut-off but greater than a 0.5% copper equivalent economic cut-off. Inferred resources were estimated for all other in-pit material grading greater than 0.5% copper equivalent cut-off.

        The mineral resource and mineral reserve estimates were prepared under the supervision of Dan Gurtler, Mine Manager, who is a qualified person for the purposes of NI 43-101. Assumed metal prices were zinc $0.50 per lb., copper $0.90 per lb., molybdenum $3.25 per lb. and silver $5.00 per troy ounce.

        The Antamina orebody is highly variable and is currently described by more than six different ore classifications. Since mill start-up in June 2001, Antamina has experienced difficulty in predicting the distribution of ore types that affect production, recoveries and concentrate quality, and in reconciling production tonnage and grades to the reserve model. In order to enhance the predictive ability of the current reserve model and to facilitate better short- and long-term planning, Antamina is undertaking 112,000 metres of infill drilling and drilling at depth, at a cost of $14 million. This drill program and associated analyses are expected to be completed in the first half of 2005. Results will be reviewed periodically during the course of the program and, as warranted, will be incorporated in reserve and resource estimates for the deposit.

        At planned operating rates, the proven and probable mineral reserves are equal to approximately 20 years of mine production. Mill operations are expected to continue for another two years on stockpiled material. The mineral reserves decreased by 29.0 million tonnes in 2003 primarily due to production. Production of 26.0 million tonnes and mining write-downs of 5.4 million tonnes were slightly offset by mining gains of 2.4 million tonnes.

  Altonorte Smelter

        Noranda owns 100% of the Altonorte copper smelter located in northern Chile. The smelter recently completed a major modernization and $170 million Phase 3 expansion project, which more than doubled its capacity to 835,000 t/year of copper concentrate throughput, copper anode output capacity to approximately 290,000 tonnes and sulphuric acid capacity to 700,000 tonnes.

        The Altonorte custom smelter processes copper concentrate from third-party mines located mainly in Chile. Approximately 35% of the Altonorte smelter's production is sold to Codelco and is refined at Codelco's Chuquicamata refinery near Calama, Chile, a portion of which is returned to Noranda in the form of cathodes. The balance of the smelter's blister anode production is exported. The smelter's sulphuric acid production is sold to customers located in the northern region of Chile. In 2003, Altonorte processed 780,280 tonnes of feed material, produced 261,971 tonnes of copper anodes and produced 660,772 tonnes of sulphuric acid.

  Compañia Minera Doña Inés de Collahuasi

        Falconbridge owns a 44% interest in Compañía Minera Doña Inés de Collahuasi S.C.M., an independent corporation which owns the mining and water rights and other assets comprising the Collahuasi operation, together with Anglo American Plc which also holds a 44% interest, and a Japanese consortium holding the remaining 12% interest.

        A capital investment of $1,792 million was required to bring Collahuasi into commercial production. The financing requirement, including working capital, was approximately $1,870 million.

        The property is located in northern Chile, about 180 kilometres southeast of the port of Iquique, at an elevation of 4,300 metres. It contains two separate porphyry copper deposits, known as Ujina and Rosario: the Ujina high grade secondary enrichment has been mined already but an important reserve of primary copper ore remains; Rosario has large tonnages of high grade primary ore and important secondary enrichment zones. The Huinquintipa exotic copper deposit is located downstream from the Rosario deposit. In addition, the property contains high-grade copper/molybdenum vein systems at the adjacent La Grande deposit.

  Mining and Milling Operations

        Commercial production at the Collahuasi operation began in January 1999. Production is expected to average 350,000 tonnes per year of copper in concentrates and 50,000 tonnes per year of copper cathode during the initial 10 years of mine life. The mine site is serviced under a 20-year power supply contract with Empresa Nacional de Electricidad S.A., a Chilean electric utility company.

        During 2003, 145.9 million tonnes of material was mined (2002 — 130.2 million tonnes), 24.4 million tonnes of ore was milled at the concentrator (2002 — 25.2 million tonnes) and 6.4 million tonnes of ore was processed at the copper oxide leaching plant (2002 — 5.4 million tonnes). Falconbridge's share of copper produced by Collahuasi during 2003 was 27,895 tonnes of copper cathode and 140,683 payable tonnes (145,785 contained tonnes) of copper in concentrate.

        Since commencing operations, the mine has operated the Ujina pit. Starting mid 2004 ore extraction will be transferred to the lower copper grade Rosario orebody.

        The transition to the Rosario orebody, which includes the construction of an overland conveyor to transport sulphide ore to the concentrator, and increasing the concentrator throughput from 60,000 tonnes to 110,000 tonnes per day, has been approved and engineering construction and procurement activities are under development with scheduled completion by mid 2004. Total capital expenditures associated with the transition and the expansion engineering are expected to be $654 million.

  Mineral Reserves and Mineral Resources(1)

        As of December 31, 2003, proven and probable mineral reserves totalled 1,808,221,000 tonnes with an average grade of 0.91% copper. Measured and indicated resources are in addition to mineral reserves and totalled 477,666,000 tonnes with an average grade of 0.63% copper. Inferred mineral resources totalled 1,840,000,000 tonnes with a grade of 0.72% copper.

        Proven and probable mineral reserves are based on the mineral resource model after applying open-pit design and cut-off criteria. Proven and probable mineral reserves are reported using an average 0.45% copper cut-off, depending on ore type, and include all stockpiled material above the cut-off grade. The assumed metal price was $0.95 per lb. of copper. Mineral resources are in addition to mineral reserves and are estimated using a 0.45% copper cut-off grade. Measured and indicated mineral resources consist of material inside an encompassing pit outline based on a copper price of $1.15 but excluding the mineral reserves contained in the interior pit outline. Inferred resources were estimated for material contained in both pit designs.

        At planned operating rates, the proven and probable mineral reserves are equal to approximately 40 years of production. The mineral reserves decreased by 30.5 million tonnes in 2003 primarily due to production.

  Compañía Minera Falconbridge Lomas Bayas

  Mining Operations

        In July 2001, Falconbridge acquired 100% of the Lomas Bayas copper mine and adjacent Fortuna de Cobre copper deposit from Boliden Limited for a cash payment of $66 million. Falconbridge is also required to pay $15 million if it exercises its right to retain the Fortuna de Cobre deposit before the fifth anniversary of closing.

Notes:

(1)
For Qualified Person information with respect to the mineral reserve and mining resource estimate, see "Mineral Reserves and Resources" in Item 4.3 of this Annual Information Form.

        The Lomas Bayas mine comprises 7 exploitation concessions covering approximately 2,022 hectares. The Fortuna de Cobre deposit comprises 11 exploitation concessions covering approximately 1,216.5 hectares. Falconbridge also holds 25 exploitation concessions and one exploitation concession application covering approximately 4,387 hectares between the Lomas Bayas mine and the Fortuna de Cobre deposit as well as 51 exploration concessions covering an area around the Fortuna de Cobre deposit.

        The Lomas Bayas mine is located in the Second Region of Chile, approximately 110 kilometres north-east of the port city of Antofagasta. The mine is situated at an altitude of 1,500 metres in the Atacama Desert. The Fortuna de Cobre deposit is situated three kilometres to the south of the Lomas Bayas mine.

  Mining and Processing

        Lomas Bayas currently operates one open pit mine. Heap-leach grade ore is crushed and placed on leach pads by a series of portable conveyors and a stacking system. Lower grade ore that does not economically justify the cost of crushing and additional handling is placed directly on separate leach pads by mine haulage trucks. Solutions containing sulphuric acid are then applied to leach the ores and copper recovery occurs by a solvent extraction-electrowinning process. The copper cathode is transported by truck and rail to the port at Antofagasta and shipped to customers overseas. Lomas Bayas is serviced by the electrical grid of northern Chile under long-term contracts with a local electricity supplier.

        In 2003, Lomas Bayas mined 31 million tonnes of ore from which 60,427 tonnes of copper cathode were produced.

  Mineral Reserves and Mineral Resources(1)

        As of December 31, 2003, proven and probable mineral reserves totalled 363,931,000 tonnes with an average grade of 0.34% copper. Measured and indicated resources are in addition to mineral reserves and totalled 252,552,000 tonnes with an average grade of 0.27% copper. Inferred mineral resources totalled 41,700,000 tonnes with a grade of 0.32% copper.

        Proven and probable mineral reserves are based on the mineral resource model after applying open-pit design and cut-off criteria. Proven and probable mineral reserves are reported using an average 0.10% soluble copper cut-off and include all stockpiled material above the cut-off grade. The assumed metal price was $0.90 per lb. of copper. Mineral resources are in addition to mineral reserves and are estimated using a 0.10% soluble copper cut-off grade. Measured and indicated mineral resources consist of material inside an encompassing pit outline based on a copper price of $1.15 but excluding the mineral reserves contained in the interior pit outline. Inferred resources were estimated for material contained in both pit designs.

        At planned operating rates, the proven and probable mineral reserves are equal to approximately 11 years of production. The mineral reserves decreased in 2003 by 33.4 million tonnes mainly due to mine production of 30.4 million tonnes and reserve adjustments of 3.0 million tonnes due to a revised reserve estimation based on additional drill information. Mineral resources increased by 50.1 million tonnes due to the inclusion of more material into the revised resource model based on new drill information.

Notes:

(1)
For Qualified Person information with respect to the mineral reserve and mining resource estimate, see "Mineral Reserves and Resources" in Item 4.3 of this Annual Information Form.

4.1.1.2    CC&R

        CC&R mines and procures copper and precious metal concentrates and secondary materials for processing at our copper smelters and refineries and markets copper and related by-products. The business operates and manages the Kidd Creek operations under terms of a management services agreement. At December 31, 2003, CC&R employed 2,716 people (2002 — 2,959).

  Mining Operations(1)

        Falconbridge and its predecessors in title have been mining the Kidd Creek copper/zinc deposits since 1966. The Kidd Creek mining operation's principal copper/zinc properties in the Timmins area are located in Kidd Township, Porcupine mining division, Ontario. The properties owned by Falconbridge comprise 14 patented half-lots covering 896 hectares of freehold mining land. The Kidd Creek deposits are mined through two separate shafts, accessing mining areas known as the upper and lower mines, which access progressively deeper levels. In 2003, the upper mine (formerly No. 1 and No. 2 mines) accounted for 35%, and the lower mine (formerly No. 3 mine) accounted for 65%, of the Kidd Creek mining operation's mine ore production.

        Ore production at the Kidd Creek mining operations ("Kidd Creek Mining") for 2003 was 2,108,000 tonnes (2002-2,230,000 tonnes) with copper ore grades of 2.3% and zinc grades of 4.27%. Metals in concentrate produced during the year totalled 46,400 tonnes of copper (2002 — 45,400 tonnes), 75,500 tonnes of zinc (2002 — 104,100 tonnes) and 2,676,000 ounces of silver (2002 — 3,671,000 ounces).

        In 2000, the Company approved the development of Mine D, the depth extension of the Kidd Creek ore body beyond the limits of the No. 3 mine at 6,800 feet (2,070 metres) to a depth of 10,200 feet (3,100 metres). Production from Mine D is scheduled to begin in the second half of 2004 and production is expected to reach 550,000 tonnes in 2005 with ramp-up continuing into 2005 and 2006. Phase I of the project is scheduled to be completed in 2006.

        The Kidd Creek ore body is intersected by a number of major faults and other discontinuities. Mining and the resulting stress redistribution cause periodic ground adjustment along these faults resulting in seismic activity. Falconbridge has taken steps to minimize the impact of seismic activity on its Kidd Creek mining operations. These steps include the use of seismic monitoring equipment and the development and use of safe and cost-effective mining systems and procedures. On occasion a seismic event will occur which has the potential to cause personal injury, equipment damage or production interruption. Such events have been infrequent.

        December 31, 2003, Kidd Creek reported reserves of 20.8 million tonnes grading 2.01% copper and 6.15% zinc.

        At planned operating rates, the mineral reserves at Kidd Creek Mining Division are equal to approximately nine years of production.

  Metallurgical Operations

        CC&R operates Noranda's Horne copper smelter located in Rouyn-Noranda, Québec, the CCR refinery in Montreal-East, Québec and Falconbridge's Kidd Creek copper-zinc complex located in Timmins, Ontario.

Notes:

(1)
For Qualified Person information with respect to the mineral reserve and mining resource estimate, see "Mineral Reserves and Resources" in Item 4.3 of this Annual Information Form.

        The ore from Kidd Creek Mining Division is transported by a company-owned railway to the Kidd Creek Metallurgical Division's mineral processing facilities, located 27 kilometres southeast of the mine. The mill produces copper and zinc concentrates, and treats all ores from the Kidd Creek Mining Division in two of four circuits. The remaining two circuits are available to process custom ore. In 2004, one of these circuits will be rehabilitated and converted to treat 750,000 tonnes per year of nickel ore from Falconbridge's new Montcalm project, located approximately 100 km west of the Metallurgical site. Nickel concentrate from the circuit will be shipped to Sudbury for processing and the by-product copper concentrate together with Kidd's own copper concentrate and the copper concentrate shipped from Falconbridge's Sudbury Strathcona mill as well as other copper custom feeds are fed into the smelter, which has the capacity to produce 150,000 tonnes of blister copper per year.

        CC&R has the capacity to process approximately 1,360,000 tonnes per year of copper and precious metal-bearing feed materials at the Horne and Kidd Creek smelters. In 2003, we processed 1,079,000 tonnes of feed at the Horne and Kidd Creek smelters compared to 1,206,000 in 2002. The unionized employees at the Horne smelter went on strike in mid-June 2002 and the smelter operated for the balance of 2002 and the first half of 2003 at about 70% of normal capacity. The strike was settled on May 7, 2003 and workers returned to work in early June. Of the total volumes treated by the Horne smelter in 2003, approximately 21% of this feed was obtained from the Louvicourt, Antamina and Collahuasi mines and the balance was sourced from third parties under contracts having a duration of one to three years. CC&R also purchased some feed on a spot basis. In 2003, approximately 90% of our feed was procured from North America and the balance mainly from South America. Anode and blister output from the Kidd Creek and Horne smelters totalled 264,100 tonnes in 2003 (2002 — 291,100 tonnes). All anodes produced at the Horne copper smelter were refined at our CCR refinery. The 131,400 tonnes (2002 — 144,100 tonnes) of blister produced at the Kidd Creek smelter in 2003 were either refined at its refinery, which currently has the capacity to produce 147,000 tonnes of copper cathode per year, or sold to outside refineries, including the Company's CCR refinery. In 2003, Kidd Creek sent approximately 3,832 tonnes of spent-copper anode to the CCR facility. Total sulphuric acid production in 2003 was 920,600 tonnes compared to 1,094,400 tonnes in 2002.

        Our CCR refinery processes copper anodes from the Horne and Altonorte smelters and other unrefined copper and precious metals from Noranda and third-party sources. In 2003, the refinery produced 235,400 tonnes (2002 — 244,000 tonnes) of copper cathode, approximately 1.1 million ounces of gold (2002 — 1.0 million), 30.3 million ounces of silver (2002 — 40.4 million) and other by-products including selenium, tellurium, nickel sulphate, and a concentrate of platinum group metals. CCR's production was significantly impacted by the Horne strike and the closure of the Gaspé smelter in 2002. In 2004 increased production at the Altonorte smelter will fully replace the production loss resulting from the Gaspé closure. In 2003, the Kidd Creek refinery produced 94,700 tonnes of zinc (2002 — 145,300 tonnes) and 127,600 tonnes of copper cathode (2002 — 146,500 tonnes). In addition to copper and zinc, the Kidd Creek refinery produces anode slimes containing substantial amounts of silver and gold that are further refined by outside refineries, including Noranda's CCR refinery for precious metal recovery.

        The Kidd Creek zinc plant has the capacity to produce 147,000 tonnes of zinc per year. This capacity is sufficient to process Kidd Creek Metallurgical Division's zinc concentrates and custom feed from other sources. Custom feed from other sources comprised approximately 30% of the total zinc plant feed in 2003 (2002 — 30%) and is expected to be at similar levels in 2004. In June 2003, Falconbridge temporarily closed the zinc plant for 13 weeks during the summer period for market and operating cost reasons.

        On February 18, 2003, the Company informed the union representing employees at the Horne smelter of its intention to eliminate 125 unionized positions. On October 15, 2003, the Company announced that it would be reducing processing rate from 840,000 to 630,000 tonnes per year at the Horne smelter effective June 2004 by decreasing its purchase of offshore lower-margin concentrates. Anode production rates will drop from 186,000 to 140,000 tonnes. Overall employment levels will fall from 700 to 480.

        CC&R is a leader in the recovery of copper, gold, silver and platinum group metals from the recycling of electronics and other copper and precious metal-bearing secondary materials. These are processed largely at the Horne smelter and the CCR refinery. Our processing plants and technology allow us to treat large tonnages of recycled materials. In 2003, recycled materials comprised 9% (2002 — 6%) of the feed for the copper smelters and approximately 5% of the copper (2002 — 6%), 16% of the gold (2002 — 14%), 10% of the silver (2002 — 8%) and 85% of the platinum group metals (2002 — 95%) produced by the CCR refinery.

        Prior to processing at the Horne smelter, Noranda Recycling Inc. ("NRI") receives and samples a portion of the electronic scrap stream of materials. NRI operates two sampling facilities in California and Rhode Island. In addition, NRI operates plants in Roseville California and Lavergne Tennessee that provide asset management and recycling services for end-of-life electronic hardware for Hewlett-Packard, a strategic partner, and other original equipment manufacturers. During 2003, a new end-of-life processing facility opened in Brampton, Ontario and operates as a division of the Company called Noranda Recycling.

4.1.2    Nickel

  Sudbury

  Mining Operations

        Falconbridge has been mining nickel/copper ores in the Sudbury area of northern Ontario since 1929. The Sudbury operations consist of the mines/mill business unit ("Sudbury Mines/Mill") and the smelter business unit ("Sudbury Smelter").

        The Sudbury Mines/Mill principal nickel/copper producing properties in the Sudbury area are located in the Townships of Falconbridge, Levack, Garson, Dowling, Blezard and Denison. The properties comprise 2,670 hectares owned by Falconbridge and 14 hectares held under two licences of occupation of mining rights from the Province of Ontario. The licences of occupation are held in perpetuity.

  Mines/Mill

        The Sudbury Mines/Mill operates four underground nickel/copper mines in the Sudbury area: the Craig, the Fraser, the Lindsley and the Lockerby mines. In 2003, the Craig mine provided 40% of Sudbury Mine/Mill's ore production.

        Metal in concentrate produced during 2003 amounted to 24,100 tonnes of nickel (2002 — 27,800 tonnes), 29,200 tonnes of copper (2002 — 31,100 tonnes) and 611 tonnes of cobalt (2002 — 690 tonnes).

        The ore from Sudbury Mines/Mill is crushed and ground and the nickel/copper bearing sulphide materials contained in the ore are separated from waste materials at the Strathcona mill to produce nickel/copper concentrate and copper concentrate. The Sudbury Mines/Mill total ore milled for 2003 was 2,261,000 tonnes (2002 — 2,295,000 tonnes). The Strathcona mill has a capacity of approximately 10,000 tonnes of ore per day. The copper concentrate from the Strathcona Mill is delivered to Kidd Creek Metallurgical's mineral processing facilities for smelting and refining. The nickel/copper concentrate from the Strathcona mill is delivered to the Sudbury smelter for smelting.

  Mineral Reserves and Resources(1)

        The Company's exploration successes in the Sudbury basin over the course of the last few years have significantly increased the overall nickel resources available for INO mining and metallurgical operations. Total mineral reserves in Sudbury now include 14.1 million tonnes in the proven and probable categories averaging 1.29% nickel and 1.28% copper. There are 21.2 million tonnes of measured and indicated resources with an average grade of 2.24% nickel and 0.98% copper and 28.2 million tonnes of inferred resources grading 1.7% nickel and 2.7% copper. Measured and indicated resources increased 4.3 million tonnes in 2003 and inferred resources 6.1 million tonnes during the same period.

        Approximately 6.9 million tonnes were added to the inferred resources at Nickel Rim South, a high-grade deposit discovered in 2001. As of March 11, 2004, Nickel Rim South is estimated to contain 13.2 million tonnes grading 1.7% nickel, 3.5% copper, 1.9 grams/tonne platinum, 2.2 grams/tonne palladium and 0.8 grams/tonne gold. Drilling at the Fraser Morgan's zones 8 and 9 also more than doubled the available resources to 3.8 million tonnes of indicated resources grading 1.7% nickel and 0.5% copper and 2.5 million tonnes of inferred resources grading 1.4% nickel and 0.4% copper.

        Mineral resources are reported using cut-off grades and minimum mining widths appropriate to the particular mining deposit and mining method. Dilution and mining recoveries are applied to the mineral resource to arrive at the mineral reserves. The assumed price was $3.25 per lb., copper $0.90 per lb. and the Cdn$1.50 for US$1.00.

        Approximately two million tonnes of proven and probable mineral reserves were milled in 2003. At planned operating rates, existing proven and probable mineral reserves, not including new resources largely anticipated to be converted to mineral reserves, represent approximately seven years of production. The addition of the new resources is expected to extend the operating life of the Sudbury mines and smelter by several more years. The Nickel Rim South deposit will support mining operations until approximately 2021.

  Smelter

        The nickel/copper concentrate from the Strathcona mill is treated at the Sudbury smelter along with Raglan concentrates and custom feed from other sources. The smelter produces a matte containing nickel, copper and cobalt, as well as silver, gold and platinum group metals. The Sudbury smelter has the capacity to produce approximately 130,000 tonnes of matte per year. The matte produced is shipped by rail to Québec City and by sea to the Nikkelverk refinery for further processing.

        The Sudbury smelter's output for 2003 from all sources was 59,800 tonnes of nickel (2002 — 57,900 tonnes), 20,800 tonnes of copper (2002 — 20,500 tonnes) and 2,200 tonnes of cobalt (2002 — 1,960 tonnes). Copper concentrate sent to the Kidd Creek smelter contained 21,900 tonnes of copper (2002 — 21,700 tonnes). Sulphuric acid produced as a result of smelting activity in Sudbury was 245,500 tonnes in 2003 (2002 — 246,800 tonnes).

Notes:

(1)
For Qualified Person information with respect to the mineral reserve and mining resource estimate, see "Mineral Reserves and Resources" in Item 4.3 of this Annual Information Form.

  Raglan

  Mining Operation

        The Raglan nickel/copper operation is located in Katinniq in Nunavik Territory, Québec, approximately 1,800 kilometres north of Montreal. Falconbridge has explored the Raglan property since the 1960's and began development of the mine site in 1996 following receipt of environmental approvals and the conclusion of agreements with the local Inuit population and the Province of Québec regarding infrastructure funding. Commercial production at Raglan began on April 1, 1998. Raglan's annual production capacity is one million tonnes per year of ore milled. Net production for 2003 totalled 25,100 tonnes of nickel (2002 — 24,600 tonnes), 6,600 tonnes of copper (2002 — 6,500 tonnes) and 380 tonnes of cobalt (2002 — 390 tonnes).

  Mineral Reserves and Resources(1)

        As of December 31, 2003, proven and probable reserves totalled 17,663,000 tonnes averaging 2.86% nickel and 0.78% copper. Measured and indicated resources in addition to mineral reserves total 3,200,000 tonnes with an average grade of 2.13% nickel and 0.74% copper. Inferred resources total 4,000,000 tonnes grading 2.9% nickel and 0.9% copper.

        Mineral resources are reported using cut-off grades and minimum mining widths appropriate to the particular ore zone and mining method. Dilution (planned, overbreak and fill) and mining extraction recoveries are applied to the mineral resource to arrive at the mineral reserves. Assumed metal prices and exchange rate were nickel $3.25 per lb., copper $0.90 per lb. and the Cdn$1.50 for US$1.00.

        Approximately 834,000 tonnes of proven mineral reserves were mined and milled in 2003. Mineral reserves only decreased by 400,000 tonnes because a large part of the annual production was replaced by discovery and mining gains. Mineral resources were increased by 900,000 tonnes through discoveries at Zones 2, 3, 5-8, Donaldson and Katinniq. At planned operating rates, the proven and probable mineral reserves are equal to approximately 19 years of production.

  Milling Operation

        The ore from the Raglan mines is crushed, ground and treated at the Raglan mill to produce nickel/copper concentrate. Raglan concentrate is trucked to Deception Bay for marine shipment to Québec City and then transported by rail to the Sudbury smelter for treatment. There were six shipments from Deception Bay during 2003.

        The current capacity of the mill is 3,000 tonnes of ore throughput per day. Total ore milled in 2003 was 834,000 tonnes (2002 — 868,000 tonnes).

  Nikkelverk

        Falconbridge Nikkelverk, Aktieselskap ("Nikkelverk"), a wholly-owned subsidiary of Falconbridge, operates a refinery and a sulphuric acid plant at Kristiansand, Norway. The refinery processes the matte produced by the Sudbury smelter as well as custom feed from other sources, which includes the treatment of the silver, gold and platinum group metals contained in the matte and custom feed. The refinery has an annual capacity of approximately 85,000 tonnes of nickel, 39,000 tonnes of copper and 4,600 tonnes of cobalt. The sulphuric acid plant has a capacity of approximately 105,000 tonnes of sulphuric acid per year. In 2003, the refinery produced 77,200 tonnes of nickel (2002 — 68,500 tonnes), 35,900 tonnes of copper (2002 — 30,600 tonnes), 4,600 tonnes of cobalt (2002 — 4,000 tonnes) and 102,100 tonnes of sulphuric acid (2002 — 89,900 tonnes).

Notes:

(1)
For Qualified Person information with respect to the mineral reserve and mining resource estimate, see "Mineral Reserves and Resources" in Item 4.3 of this Annual Information Form.

        Mattes from the Sudbury smelter and from BCL Limited ("BCL") in Botswana were the main sources of nickel/copper feed materials for the Nikkelverk refinery during the year.

        The production of platinum group metals grew in importance during 2003 as production volumes expanded. In 2003, the refinery produced approximately 394,000 ounces of platinum group metals (2002 — 355,000 ounces).

        Expansion of the refinery to 100,000 tonnes of nickel, 60,000 tonnes of copper and 5,000 tonnes of cobalt per year or higher is possible if market conditions warrant such expansion.

  Falconbridge International Limited

        Falconbridge International Limited ("FIL"), an indirect wholly-owned subsidiary of Falconbridge with offices in Bridgetown, Barbados and Brussels, Belgium, is responsible for managing the custom feed business outside Canada for the integrated nickel operations ("INO") of Falconbridge. Custom feed, or third-party primary smelter production (matte) and secondary raw materials, provides a significant source of supply to the Sudbury smelter and the Nikkelverk refinery. In 2003, the Sudbury smelter's output from secondary raw materials included 6,400 tonnes of nickel (2002 — 4,400 tonnes), 5,000 tonnes of copper (2002 — 2,700 tonnes) and 1,100 tonnes of cobalt (2002 — 900 tonnes).

        In 1985, FIL entered into a long-term agreement with BCL to treat complex nickel/copper matte from BCL's smelter in Botswana. The BCL matte represented approximately 66% of the nickel and copper-bearing custom feeds processed at the Nikkelverk refinery in 2003 (2002 — 49%). Under the agreement, which was extended in 2002 to the end of 2015, BCL has agreed to deliver approximately 10,000 tonnes of nickel in matte per year to the Nikkelverk refinery.

        In 2003, custom feed represented approximately 32% of the nickel, 56% of the copper and 75% of the cobalt output at the Nikkelverk refinery (2002 — 25%, 42% and 76% respectively).

  Falconbridge Dominicana, C. por A.

  Mining Operations

        Falconbridge Dominicana, C. por A ("Falcondo"), which is 85.26%-owned by Falconbridge, has been mining and processing nickel laterite ore near the townsite of Bonao, approximately 80 kilometres north-west of Santo Domingo, Dominican Republic, since 1971. The Government of the Dominican Republic and Redstone Resources Inc. own approximately 10% and 4.1%, respectively, of Falcondo. The term of the mining concession at this site is for an unlimited period. Mine production at Falcondo, which is carried out from the surface, totalled 3,815,600 tonnes of ore in 2003 (3,040,600 tonnes in 2002) at an average nickel grade of 1.19% (2002 — 1.23%).

        Mineral Reserves and Resources(1)

        As of December 31, 2003, proven and probable reserves totalled 60,927,000 tonnes averaging 1.18% nickel. Measured and indicated resources in addition to mineral reserves total 13,840,000 tonnes with an average grade of 1.53% nickel. Inferred resources total 6,400,000 tonnes grading 1.4% nickel.

        Mineral resources are reported using cut-off grades and minimum mining widths appropriate to the particular mining deposit and mining method. Dilution (planned, overbreak and fill) and mining extraction recoveries are applied to the mineral resource to arrive at the mineral reserves. The assumed metal price was nickel $3.25 per lb.

Notes:

(1)
For Qualified Person information with respect to the mineral reserve and mining resource estimate, see "Mineral Reserves and Resources" in Item 4.3 of this Annual Information Form.

        Approximately 3,816,000 tonnes of proven mineral reserves were mined in 2003. At planned operating rates, the proven and probable mineral reserves are equal to approximately 18 years of production. The proven and probable mineral reserves at Falcondo showed a decrease of 3.2 million tonnes after production of 3.8 million tonnes in 2003. The decrease is due to production which was partly offset by the discovery of 600,000 tonnes in the Caribe and Larga deposits.

  Milling, Smelting and Refining Operations

        The ore mined at Falcondo is milled, smelted and refined at Falcondo's mineral processing facilities, which have a capacity of approximately 29,000 tonnes of nickel contained in ferronickel per year. Falcondo's production of nickel in ferronickel for 2003 was 27,227 tonnes, compared to 23,303 tonnes in 2002.

        Falcondo plans to offset the impact of planned shutdowns to the energy generation facility in 2004 by contracting 40 MW of energy generation to be temporarily installed on site.

4.1.3    Zinc

        Our Zinc business unit produces zinc concentrate and copper concentrates at our mines and procures and processes zinc concentrate at the CEZ refinery owned by the Noranda Income Fund. The zinc business unit also produces lead concentrates at the Brunswick mine and procures and processes lead/silver concentrates and residues at the Brunswick smelter. Marketing of the CEZ refinery and Falconbridge's zinc metal and related alloys, as well as the Company's lead metal and related alloys, is carried out through our head office in Toronto, Ontario and affiliated marketing offices in Zug, Switzerland and Cleveland, Ohio. The marketing office in Zug also purchases and sells base metals within the European market. In addition, the zinc business unit operates the General Smelting of Canada foundry in Lachine, Québec, which produces various lead and zinc alloys and anodes. The zinc business unit also has a 65% interest in NorFalco LLC, a joint venture with Falconbridge that markets, transports and distributes sulphuric acid in North America.

  Brunswick Mine

  History and Location

        The Brunswick mine was developed and commenced operations in the early 1960s. Noranda Inc. acquired a controlling interest in the mine in 1971 and a 100% interest in 1996. The mine is located approximately 27 kilometres southwest of Bathurst, New Brunswick. The Company has surface rights and 100% ownership of the mineral rights on 1,030 hectares comprising the No. 12 Crown Grant (Nos. 35097 and 34300).

        Mineral Reserves and Resources(1)

        The Brunswick orebody is hosted in steeply dipping volcanic and sedimentary rock units. The deposit comprises massive sulphides intimately associated with various iron formation facies, with zinc, lead, copper and silver being the principal metals produced. The host rocks and the mineralization have undergone four significant deformation events, resulting in intense folding and faulting.

        Mineral resource and mineral reserve estimates are based on assays from diamond drilling and geological interpretation of drilling and underground mapping of development areas. The data are interpreted by the mine's geologists and used to develop a three-dimensional model of the geology, mineralization and underground development areas.

Notes:

(1)
For Qualified Person information with respect to the mineral reserve and mining resource estimate, see "Mineral Reserves and Resources" in Item 4.3 of this Annual Information Form.

        Proven and probable reserves as at December 31, 2003, total 19.2 million tonnes averaging 9.11% zinc, 3.66% lead, 0.35% copper and 107 grams of silver per tonne. Measured and indicated resources in addition to mineral reserves total 3.5 million tonnes with an average grade of 8.48% zinc, 3.56% lead, 0.34% copper and 103 grams of silver per tonne.

        Mineral resources are reported using a 7.5% (zinc + lead) cut-off with a minimum mining width of 2.5 metres. Dilution (planned and wall), extraction recoveries and economics are applied to the mineral resource to arrive at the mineral reserves. The assumed metal prices and exchange rate were zinc $0.44 per lb., copper $0.90 per lb., lead $0.26 per lb., silver $5.25 per troy ounce and Cdn$1.50 for US$1.00.

        Approximately 3.6 million tonnes of proven and probable mineral reserves were milled in 2003. At planned operating rates, the Brunswick mine has an estimated life of five to six years. The mineral reserves decreased in 2003 by 1.9 million tonnes due to production of 3.6 million tonnes and the gain of 1.7 million tonnes as a result of the ongoing engineering of the mineral reserve stope blocks and the upgrade of several mineral resource blocks to mineral reserve status. Detailed technical and economic studies concerning the evaluation of the mineral resources and other mining remnants located throughout the mine are ongoing.

  Operations

        Production occurs on five main levels to a depth of 1,125 metres. Two shafts provide access. The No. 3 shaft is 1,337 metres deep and is used to hoist personnel, ore and equipment. The No. 2 shaft is 963 metres deep and is used to hoist personnel and supplies. This shaft carries all compressed air and water services for the mine. The remaining cage hoist is used intermittently as a backup to the No. 3 shaft facilities and a second means of egress from the mine.

        Mining methods are in transition, from primary/secondary mining of sub-level open stopes with delayed backfill to pillarless, pyramid-shaped open stope sequences and end-slicing. The ore body consists of a series of sub-parallel ore lenses with an average dip of 70 degrees, a composite width of up to 200 metres, a maximum strike length of 1,300 metres and a maximum depth of 1,150 metres.

        Ore is processed in the concentrator using grinding, differential flotation, concentrate filtering and drying technologies to produce four products, including zinc, lead, bulk and copper concentrate. Flotation tailings are sent to a paste plant for recovery and production of required amount of paste backfill. Residual tailings are sent to the tailings impoundment facility. Process water is recycled back to the concentrator while the excess runs through an effluent treatment facility prior to discharge to the environment.

        There were no production interruptions at the Brunswick mine during 2003 and as a result the Brunswick mine processed an average of 9,889 tonnes of ore per day (2002 — 9,569 tonnes) and produced 286,000 tonnes of zinc contained in concentrate (2002 — 277,000 tonnes). Zinc recoveries in the mill were 89.0% (2002 — 87.4%).

        Construction work on an improved milling system was completed in the fourth quarter of 2000 to implement an intermediate flotation stage between primary and secondary grinding, consolidate the concentrator grinding and flotation circuits, and to recycle water through the abandoned rockfill quarry. The project has resulted in higher recoveries, improved zinc concentrate grade and a higher ratio of zinc concentrate to bulk concentrate.

        In 2002, work on the establishment of a new ore handling system to service the south end of the mine was completed. This system enables the mine to maintain production at the planned level. Work is ongoing to ensure the structural reliability of the ore pass system and to upgrade the ventilation system in the lower part of the mine where 70% of the reserves and planned production is focused. Work is also being carried out in the 425 metre Main Ore Zone to recover approximately 2.1 million tonnes of reserves that were abandoned in the early seventies because of an oxidation problem.

  Bell Allard Mine, Matagami Division

  History and Location

        The Bell Allard zinc/copper mine commenced commercial production in January 2000 with an anticipated life of approximately five years. As planned, ore reserves at the Bell Allard mine will be depleted in 2004. As a result, the Company will cease operations at the mine during the fourth quarter of 2004.

        The mine is located 10 kilometres southwest of the town of Matagami in north-western Québec, approximately two kilometres south of the Matagami concentrator. The 95-hectare property is covered by Mining Lease #830, which will, unless extended, expire on December 1, 2016. The lease permits exploitation of the mineral rights belonging to the Crown. Noranda has owner's rights and obligations but may use the surface only for mining operations.

  Mineral Reserves and Resources(1)

        The Bell Allard deposit is similar to other deposits that Noranda has mined in the Matagami area. It is a typical volcanogenic massive sulphide deposit located at or near the contact between the Watson Lake Rhyolite and the overlying Wabassee Basalt. The deposit is sitting on top of its alteration zone and is intruded on by three main dyke families. A tectonic overprint affects the deposit and drags the mineralization to the north, resulting in a gradual transition between pipe system and the massive sulphide lens.

        The mineral reserve estimate is based on assays from underground definition drilling, geological interpretation of drill cores and underground mapping of development areas. The data is used to develop a three-dimensional model of the geology, mineralization and underground development areas. Block grades are interpolated from drill hole assays using the Inverse Distance Squared method.

        Proven and probable mineral reserves are based on the mineral resource model after applying stope, engineering and dilution criteria. The minimum mining width used is 3.0 metres. Mineral reserves are reported using a 9% zinc equivalent cut-off. The assumed metal prices and exchange rate were zinc $0.42 per lb., copper $0.90 per lb., silver $5.00 per troy ounce, gold $350 per troy ounce and Cdn$1.35 for US$1.00.

        As of December 31, 2003, proven reserves totalled 689,000 tonnes averaging 15.25% zinc, 0.11% lead, 1.08% copper, 38.2 grams of silver per tonne and 0.42 grams of gold per tonne. No mineral resources are estimated. Approximately 781,000 tonnes of mineral reserves were milled in 2003. The mineral reserves were decreased by 0.8 million tonnes due to mine production in 2003.

  Operations

        There are four main production levels and two shafts provide access to the mine. The production shaft is 1,140 metres deep and is used mostly to hoist personnel, ore and waste. This shaft carries all compressed air, water and fuel services for the mine. The 900-metre exhaust shaft is used to hoist equipment and supplies and serves as an emergency exit. It also carries the paste fill line.

Notes:

(1)
For Qualified Person information with respect to the mineral reserve and mining resource estimate, see "Mineral Reserves and Resources" in Item 4.3 of this Annual Information Form.

        A longhole stoping method is used with a pillarless, pyramid-shaped open stope sequence. Paste fill is required to fill the empty stopes immediately after mining. The entire sulphide envelope occurs at a vertical depth of between 900 and 1,175 metres. It is delimited over a strike length of approximately 300 metres and the deposit dips 45 to 60 degrees to the southwest.

        Ore is processed in the concentrator using grinding, differential flotation, concentrate filtering and drying technologies to produce zinc and copper concentrates. Approximately 45% of the flotation tailings are used to produce paste backfill. Residual tailings are sent to the tailings impoundment facility where water runs through an effluent treatment facility prior to discharge to the environment.

        Most of the zinc concentrate produced at the mine is shipped to the CEZ refinery, while the copper concentrate is shipped to the Horne smelter.

        In 2003, Bell Allard produced 109,679 tonnes of zinc contained in concentrate (2002 — 84,792 tonnes). Zinc recoveries in the mill were 93.7% (2002 — 92.3%).

  Brunswick Smelter

        The Brunswick smelter, located in Belledune, New Brunswick, is a lead smelter that processes lead concentrates from the Brunswick mine as well as a wide range of offshore lead and lead/silver concentrates and residues. Consistent with our strategy of increasing our flexibility to treat complex feed materials, construction was completed on a new silver refinery in the first quarter of 2001.

        The Brunswick smelter also operates a battery recycling facility in Belledune, New Brunswick that processed 4,500 tonnes in 2003 (2002 — 9,000 tonnes). Most of the used batteries are sourced from the Atlantic Provinces with Québec and the New England states providing the balance.

        In December 2002, the Company announced that the Brunswick smelter will change to a seasonal operation effective July 1, 2003. The plant will run for eight months a year on Brunswick mine concentrates and third-party sulphates and other third-party material and will be shut down for the remaining four months each year. However, in 2004, the plant will run for more than eight months due to excess concentrate on hand at the end of 2003.

  CEZ Refinery

        The CEZ refinery (in which Noranda has a 25% interest through its interest in the Noranda Income Fund) located in Valleyfield, Québec procures and processes zinc concentrate for the production of zinc metal and powders. It is located near the St. Lawrence Seaway and has access to road, rail and sea transportation links. In 2002 and 2003, over 80% of the zinc concentrate processed at the CEZ refinery was sourced from mines owned or partly owned by Noranda, including the Brunswick mine, Bell Allard mine and Antamina. The refinery's products are marketed in the United States, Canada, Europe and Asia.

        A plant optimization project increased nominal annual plant capacity from 225,000 tonnes to 255,000 tonnes in 1999. Further plant debottlenecking and continuous improvement projects are proceeding and in 2003 the plant achieved output of 267,270 tonnes (2002 — 271,075 tonnes).

        In May 2002, Noranda sold the CEZ processing facility to the Noranda Income Fund for a combination of cash and ordinary and priority units of the Fund. These priority units were then sold by Noranda pursuant to two separate public offerings. Noranda continues to own a 25% interest in the Fund in the form of ordinary units, which are subordinated in respect of cash distributions to the priority units until 2017.

        Noranda has entered into a processing agreement to sell to the refinery up to 550,000 tonnes of zinc concentrate annually until 2017, an amount expected to support 100% of its annual production at planned rates for that period. The refinery pays Noranda for the concentrate based on the LME price for "payable zinc metal" contained in the concentrate less a treatment charge or processing fee, initially set at Cdn$0.352 per pound of payable zinc metal. The processing fee is adjusted annually to reflect changes in certain costs.

        Pursuant to various management agreements, Noranda will continue to operate and manage the refinery and also provides management, marketing and other administrative services to the Fund.

  NorFalco LLC

        In April 1998, the Company, Falconbridge and DuPont agreed to form Noranda DuPont LLC, a joint venture to market, transport and distribute sulphuric acid in North America. On June 29, 2001, Noranda DuPont LLC redeemed DuPont's 50% voting interest in Noranda DuPont LLC and its name was changed to NorFalco LLC. NorFalco LLC purchases and resells to consumers all of the Company's and Falconbridge's Canadian sulphuric acid production.

        NorFalco LLC has developed an extensive distribution infrastructure of tank cars, trucks, marine tankers and terminals in order to supply approximately 2.1 million tonnes of sulphuric acid to consumers in North America. Its staff is based at its head office near Cleveland, Ohio and at the office of its wholly-owned Canadian subsidiary, NorFalco Sales Inc., near Toronto, Ontario. NorFalco LLC is owned by Noranda (65%) and Falconbridge (35%).

4.1.4    Aluminum

        Noranda Aluminum, Inc. ("Noranda Aluminum") operates five plants in the United States that produce primary aluminum and/or aluminum foil. In 2003, approximately 94% (2002 — 91%) of sales were to United States customers. As of December 31, 2003, Noranda Aluminum had 1,925 employees (2002 — 1,950).

        Noranda Aluminum's fabricated products operations purchase the majority of their primary metal requirements from third parties. This allows the primary reduction plant to optimize product mix by selling value-added products to third parties.

  Primary Products

        Noranda Aluminum operates a primary aluminum reduction plant located adjacent to the Mississippi River, near New Madrid, Missouri. The plant has three potlines that produced 244,044 tonnes of molten aluminum in 2003 (2002 — 236,459 tonnes), a carbon plant that produces anodes for the reduction cells, and a cast house capable of producing 1,500 lb. standard ingots and value-added products such as billet, electrical conductor rod and foundry alloy.

        Alumina requirements are supplied under medium-term contracts with third parties at prices that generally vary with aluminum prices. All of the alumina is purchased from south-central United States suppliers.

        The Noranda Aluminum aluminum smelter in New Madrid, Missouri uses approximately 500 megawatts of power annually. Noranda Aluminum's existing two-year power contract expires May 31, 2005. The current contract is based on market terms which, depending on market conditions, could increase the plant's annual cost of electricity by $36 million over the prior contract. Negotiations for longer term power are currently underway with several power suppliers in the region.

  Fabricated Products

        Norandal USA, Inc. ("Norandal") operates four plants in the South-eastern United States that combine to serve a broad range of customer needs. Norandal is the second largest producer of aluminum foil products in North America. In 2003, third-party shipments amounted to 147,000 tonnes (2002 — 128,000 tonnes).

        The original Huntingdon, Tennessee plant, which Norandal has operated since 1979, has an approximate annual production capacity of 60,000 tonnes. It produces heavy — gauge foil from continuous cast metal, serving the electrical, household foil and air conditioning fin stock markets. The Salisbury, North Carolina plant also operates continuous casters and has an approximate annual production capacity of 43,000 tonnes of light foil. The Newport, Arkansas facility processes re-roll material into lighter gauge coated and uncoated foil. It can produce approximately 15,000 tonnes annually. The major products produced at the Salisbury and Newport plants are flexible packaging materials, air-conditioning fin stock and converter foil used in food containers.

        In 2002, the Company completed construction of a modern aluminum foil plant at a cost of $226 million (excluding financing) to reinforce Norandal's position as a leading, low-cost supplier of heavy-gauge foil products. The foil plant is located adjacent to the existing Huntingdon plant and has an annual production capacity of approximately 107,000 tonnes of heavy-gauge foil, bringing Norandal's total foil production capacity to 225,000 tonnes. The plant utilizes state-of-the-art technology in casting, rolling and material handling. The new foil plant includes four new continuous casting machines, a high-speed, wide-width rolling mill with associated finishing equipment and an automated product storage and retrieval system. The automated storage and retrieval system is designed to reduce cooling time and lower handling costs. The high speed, low-gauge casters and wide-width rolling mill are designed to improve product quality, lower scrap rates and increase productivity.

4.1.5    Exploration and Project Development(1)

        The Company's and Falconbridge's exploration groups have been integrated. The integrated team conducts world-wide exploration on behalf of the Company and Falconbridge with the focus of the Company being primarily copper and copper-polymetallic exploration and the focus of Falconbridge being primarily the nickel and platinum group metals.

        The Company and Falconbridge have also integrated their respective project development groups. The integrated project group assumes primary responsibility for projects when they reach the pre-feasibility stage.

  Noranda

        The mandate of the Noranda exploration group is to discover strategically sized deposits with a life in excess of 15 years which are expected to provide a 15% return on equity after tax. The current focus is on copper exploration with the exception of copper-zinc exploration in the Québec Abitibi region in support of the Canadian Copper and Recycling business unit. Exploration by the Company totalled approximately $13 million in 2003 and the planned expenditures for 2004 total $7 million.

        In addition to exploration activities, the exploration group provides support to business development within the company through participation in advanced project evaluations. Exploration management in Noranda is committed to environmentally and socially responsible exploration and to this end has implemented environmental and community relations training throughout the group. The group also emphasizes utilization of best exploration technologies to achieve competitive advantage and increase the likelihood of success.

Notes:

(1)
For Qualified Person information with respect to the mineral reserve and mining resource estimate, see "Mineral Reserves and Resources" in Item 4.3 of this Annual Information Form.

        Canadian and international exploration is directed from the Company's corporate office in Toronto. Other exploration offices are located in:

Laval, Québec	Matagami, Québec	Santiago, Chile
Brisbane, Australia	Belo Horizonte, Brazil	Hermosillo, Mexico

        During 2004, exploration projects are planned in Canada (Québec, New Brunswick and British Columbia), Mexico, Brazil, Chile, Turkey, Papua New Guinea and Australia. Exploration activity in other areas will be predicated on suitable acquisitions or new projects that meet corporate objectives. As of December 31, 2003, the permanent exploration staff of the Company comprises 49 employees, including 39 geologists and geophysicists.

  El Pachón, Argentina

        The acquisition of the El Pachón project from Cambior Inc. was completed in September 2001. The property is located in the province of San Juan, Argentina at an elevation of 3,600 to 4,100 metres about three kilometres from the Chilean border and seven kilometers from the Los Pelambres mine. Diamond drilling, geological mapping and reinterpretation of the resource model were completed in 2003 with the objective to identify higher grade resources within the known resource and test exploration targets. Geological work and a drilling campaign resulted in the estimation of mineral resources on the property as follows:

Mineral Resources at a 0.4% Cu Cut-off Grade

Classification	Tonnage M t	% Copper	% Molybdenum	g/t Silver
Measured	37	1.15	0.033	4.0
Indicated	687	0.62	0.014	2.5
Sub-total	724	0.65	0.015	2.6
Inferred	560	0.52	0.014	2.6

        In 2004, Noranda plans to update a Feasibility Study prepared by Cambior in 1997.

  El Morro, Chile

        The El Morro property is located in Region III, 140 kilometres east of the port of Huasco at an elevation of 4,000 to 4,300 metres. The La Fortuna zone on the El Morro property contains an inferred mineral resource estimated at 466 million tonnes grading 0.61 percent copper and 0.50 grams per tonne gold at a copper cut-off of 0.4 percent copper. The El Morro resource, located five kilometers West-Northwest of La Fortuna, contains an inferred mineral resource estimated at 45 million tonnes grading 0.5% copper and 0.2 gram per tonne gold at a cut-off grade of 0.4% copper.

        Noranda has the right to earn a 70% interest in the El Morro property from Metallica Resources Inc. by paying $10 million in cash to Metallica Resources Inc. on or before September 14, 2005 and by preparing a feasibility study by September 14, 2007. If either party dilutes its interest in the property to 10% or less, their interest will convert to 2% net smelter royalty. Other agreement obligations have been met, including an initial cash payment of $300,000, subscribing for $1 Million in shares of Metallica Resources Inc. and completing aggregate expenditures on the property of more than $10 million. The investment in shares provided Noranda with 918,563 shares of Metallica Resources Inc. at an average share price of Cdn$1.67 per share. The Company intends to maintain the property and satisfy its outstanding legal and environmental obligations. In February 2004, Noranda notified Metallica Resources Inc. that the 2004 project budget was estimated at $1.655 Million and the key element of the work plan is a 8,000 meter diamond drill program to be initiated in the fourth quarter.

  West Wall, Chile

        The West Wall property is located in Region V, about 100 kilometres north of Santiago, Chile at an elevation of 3,000 - 3,700 metres, and is being explored under a joint venture with Minera Anglo-American Chile. Noranda has the right to earn up to a 60% interest by completing prescribed work commitments, a cash payment of $1 million and the completion of a feasibility study. A low grade porphyry resource was identified on the property in the 1980's by Minera Anglo-American Chile. Noranda has discovered a new porphyry system, referred to as the Lagunillas zone, located three kilometres southwest of the known low grade resource. Diamond drilling in 2002 indicated a secondary enriched blanket of copper mineralization underlain by significant primary mineralization. The zone extends over an area of 1,200 metres north-south and ranges from 350 to 450 metres in width. In 2003, no additional drilling was executed. Additional drilling will be required to further test the potential of the discovery. An option agreement was executed with BHP-Billiton on a group of mineral concessions favourably located adjacent to the joint venture property. These concessions have been incorporated into the joint venture. Additional geologic and geochemical surveys were carried out during the 2003-2004 Andean summer field season in preparation for a drill campaign scheduled to start in January 2005.

  Frieda River, Papua New Guinea

        Noranda optioned the Frieda River property in Papua New Guinea from Highlands Pacific Ltd. ("Highlands Pacific") in January 2002. The property is located in Northern Papua New Guinea and contains mineral resources in three separate porphyry deposits (Horse-Ivaal-Trukai, Koki and Nena). The agreement with Highlands Pacific allows for Noranda to earn a 72% interest in any or all of the properties by spending an aggregate $5 million over five years and completing a feasibility study on an elected property or properties. The 72% interest is subject to reduction if the Papua New Guinea government exercises its right to acquire a 30% interest in the project. During the option period, Noranda may acquire 72% of the Nena copper-gold deposit, which is located within the Frieda River Property by paying $10.8 million and completing a feasibility study.

        As part of a 1996 prefeasibility study, Highlands Pacific estimated an inferred resource of 274 million tonnes of 0.4% copper and 0.3 grams per tonne gold, at a 0.2% copper cut-off grade for the Koki system and the Nena deposit is estimated to contain measured and indicated resources totalling 49.8 million tonnes at 2.2% copper and 0.6 grams of gold per tonne at a 0.5% copper cut-off grade. Data compilation, diamond drilling, geological modelling and resource estimation were completed on the Horse-Ivaal-Trukai deposit in 2003. At a 0.5% copper cut-off grade, the deposit is estimated to contain indicated mineral resources totalling 65 million tonnes at a grade of 0.74% copper and 0.43 grams per tonne gold plus inferred mineral resources totalling 400 million tonnes grading 0.7% copper and 0.4 grams per tonne gold.

  Perseverance Deposits, Quebec

        The Perseverance deposits are located close to Noranda's existing mine infrastructure in Matagami, Quebec. A feasibility study on the Perseverance and Equinox deposits has been completed under Noranda's internal review process. The Company has not yet taken a decision on the timing of any production.

        The Perseverance property is controlled under the terms of a joint venture agreement between Noranda and Société de Développement de la Baie James ("SDBJ"). Under the terms of the agreement, Noranda holds a 90% interest in the property and SDBJ has the right to participate to the extent of a 10% interest in the property after completion of a positive feasibility study or to convert its interest to a 2% net smelter royalty. Should SDBJ elect to participate, it will be required to fund its share of development costs. Should SDBJ convert its interest to a 2% net smelter royalty, Noranda will hold a 100% interest in the property and will have the option to reduce the royalty to a 1% net smelter royalty by making a payment of Cdn$1 million to SDBJ.

        A deep penetrating magneto-telluric geophysical survey was completed in the Perseverance area in late 2002. Three holes were drilled during 2003 to test the best anomalies Northwest of the deposits. None of the drillholes intersected significant Zn-Cu base metal mineralization. Work to revise and update the Perseverance feasibility study began in 2003 and is scheduled to be completed in 2004.

  Lady Loretta, Australia

        The Lady Loretta project is located north of Mount Isa, in Queensland, Australia. After completing a preliminary feasibility on the project, Noranda exercised its option to acquire a 75% interest in the Lady Loretta project in December, 2000 from its partner, BUKA Minerals Limited. Permitting is complete. Queensland government approval has been granted for the transfer to BUKA Minerals Limited of the Lady Annie part of the property, defined as the Lady Annie sublease. The company is considering the timing for production and this has not been decided yet.

  Lennard Shelf, Australia

        In April 2004, Noranda entered into an agreement with Teck Cominco Limited ("Teck Cominco") to earn a 50% interest in the Lennard Shelf mineral properties, plant and equipment and infrastructure in Western Australia. In order to earn its 50% interest, Noranda will be required to effectively invest approximately A$26 million in exploration, operating, capital expenditures or other advances in Lennard Shelf. The property was acquired by Teck Cominco from Western Metals Limited ("Western Minerals") in October 2003 for A$26 million (A$1=US$0.68).

        The Lennard Shelf mines are currently on care and maintenance. Work was suspended by Western Metals in late November 2003. Noranda and Teck Cominco will endeavor to produce a redevelopment plan for the assets. Work will include a detailed review of reserves and resources, as well as mine planning and other optimization work, and the generation of an exploration program to further define and expand resources and reserves. A decision to restart the Lennard Shelf mines will depend on the outcome of this work program, as well as market conditions.

        Lennard Shelf, located in the Kimberly region of Western Australia, 2,500 kilometers north-east of Perth, consists of a number of Mississippi Valley type lead/zinc deposits and a mill with an annual capacity of 3.1 million tonnes of ore. In the year ended June 30, 2003, Lennard Shelf produced 176,000 tonnes of zinc and 70,000 tonnes of lead.

  Falconbridge

        The Falconbridge exploration group is organized around four activities: exploration support for existing operations; project and business development support; world-wide "greenfield" exploration and project generation; and technical support, technology and mineral reserve/resource evaluation and reporting.

        The mandate of the Falconbridge exploration group is to add mineral reserves at the existing operations; add new low cost nickel and platinum group metal mineral reserves through exploration or acquisitions to enable Falconbridge to pursue profitable growth; ensure that technological advances in exploration methodology are used to improve efficiency; and conduct safe and environmentally responsible exploration.

        Exploration in support of existing operations in Canada is conducted from offices in Sudbury, at the Kidd Creek mine site and from a field office at the Raglan site. Greenfield exploration in North America is carried out from an office in Laval, Quebec. International greenfield exploration is conducted from Falconbridge's Toronto office and from offices in Brisbane, Australia, Belo Horizonte, Brazil and Pretoria, South Africa. Administration, accounting, legal and technical support is provided from Falconbridge's Toronto corporate office.

        At December 31, 2003, Falconbridge had a permanent exploration staff of 62, including 51 geologists and geophysicists.

        Falconbridge's exploration expenditures, excluding capitalized expenditures, for the two years ended December 31, 2003 and its planned exploration expenditures for 2004 are as follows:

	2004 (Planned)	2003	2002
	($ millions)
Support of core operations in Canada	15	13	12
Exploration projects in Canada	2	3	3
Exploration projects outside Canada	5	7	7

Total	22	23	22

  Sudbury Operations, Ontario

        The Sudbury area is one of the world's largest sources of nickel and contains significant copper, cobalt, silver, gold and platinum group metals. In addition to its operating mines, Falconbridge has large property holdings covering favourable geology of the Sudbury Igneous Complex.

        Exploration in 2003 has added to the mineral resource at Nickel Rim South located 2.7 kilometres north of the airport at a depth of approximately 1100-1600 metres. Surface drilling as of March 11, 2004 has defined an inferred resource consisting of 13.2 million tonnes of 1.7% nickel, 3.5% copper, 1.9 grams per tonne platinum, 2.2 grams per tonne palladium and 0.8 grams per tonne gold. This project has entered the stage-gate process and a decision to proceed with a five-year underground definition program costing $368 million was announced on March 11, 2004. Drilling in 2003 on Fraser Morgan zones 8 and 9 resulted in indicated resources totaling 3.8 million tonnes grading 1.7% nickel and 0.5% copper. Fraser Morgan also contains 2.5 million tonnes of inferred resources grading 1.4% nickel and 0.4% copper.

        Falconbridge spent $8.6 million on exploration in support of the Sudbury operations in 2003 and plans to spend $9.1 million in 2004. In addition, diamond drilling and other exploration was carried out on certain of Falconbridge's properties by option and joint venture partners, who also have exploration programs planned for 2004.

  Raglan, Quebec

        An annual exploration program in 2003 resulted in the discovery of approximately 260,000 tonnes of nickel and copper mineral reserves in Zone 3. When added to mining gains of 200,000 tonnes, approximately half of the annual production of 869,000 tonnes was replaced. Total mineral resources were increased by 900,000 tonnes due to discoveries at Zones 2, 3, 5-8, Donaldson and Katinniq.

        The Company spent $5.9 million ($3.2 million after Quebec tax credits) in 2003 in support of the Raglan operation, and plans to spend $7.3 million ($4.4 million after Quebec tax credits) in 2004.

  Kidd Creek Operations, Ontario

        Exploration in the Timmins region in support of the Kidd Creek operations focuses primarily within 10 kilometres of core infrastructure. Regional airborne geophysical surveys aimed at generating and evaluating high quality electromagnetic targets were completed in 2003. Funding for the completion of three separate airborne surveys totaling over 23,000 line kilometers was obtained from a Province of Ontario geoscience initiative. Exploration agreements were signed with junior partners to fund follow-up of the surveys at minimal cost to the corporation.

        Ongoing exploration at the Kidd Creek mine is focused on targets near underground infrastructure identified through a re-compilation of all mine data using three-dimensional computer modeling technology. Funding is partially provided by the Kidd operating budget.

        Falconbridge spent $700,000 on its Timmins region exploration program in 2003 and intends to spend approximately $300,000 in 2004. Regional exploration programs are supplemented by additional funds supplied through joint venture initiatives with other companies.

  Côte d'Ivoire, Africa

        Falconbridge is the operator of the joint venture with La Société pour le Développement Minier de la Côte d'Ivoire, the state mining company of the Côte d'Ivoire, encompassing four significant nickel/cobalt bearing laterite deposits (Sipilou North, Foungouesso, Moyango and Viala) and three other occurrences (Sipilou South, Yamatoulo and Touoba). Falconbridge has an 85% interest in the project.

        Exploration work has identified an indicated resource of 123.9 million tonnes of 1.57% nickel and 0.10% cobalt plus an inferred resource of 134.2 million tonnes of 1.39% nickel and 0.12% cobalt. Hydrometallurgical exploitation of the resources is potentially viable provided several key requirements can be satisfied, such as the development of a rail link to the coast.

        Following a coup d'état in December 1999, there has been a period of political turmoil in the Côte and the future political situation in the country continues to be uncertain.

  Koniambo Project, New Caledonia

        In 1998, Falconbridge entered into a joint venture agreement with Société Minière du Sud Pacifique S. A. and its controlling shareholder, Société de Financement et d'Investissement de la Province Nord, for the evaluation and development of a 60,000 tonne per year nickel in ferronickel mining and smelting complex. The project is based on the Koniambo deposit located in the Northern Province of New Caledonia near the provincial capital of Kone. Falconbridge has a right to earn a 49% interest in the project.

        A work program leading to the production of a bankable feasibility study began in the fourth quarter of 1998. The prefeasibility study was completed in August of 2002.

        Further geological drilling was completed in early 2003 to allow classification of resources in the measured and indicated categories, and the creation of a block model and a resource estimate. A reserve estimate was prepared and a 25 year mine plan developed for inclusion in the bankable feasibility study. Work continued on preparation of an environmental impact assessment and completion is expected in the first half of 2004. Planning commenced for preparation of applications for permits for construction and operation of the project. The bankable feasibility study commenced in September 2003, including a geotechnical investigation program at the Vavouto process plant site, port area and channel and Pouembout River water storage dam. The bankable feasibility study is scheduled to be completed in the third quarter of 2004. The financing plan is being developed in parallel and discussions with the French government to finalize the financing structure are continuing. In 2003, $28.6 million was spent on the study program, bringing the total expenditure to the end of the first quarter of 2004 to $135 million (including capitalized interest of $7 million). Total project cost through to the completion of the bankable feasibility study is expected to be $160 million.

  Montcalm Project, Ontario

        A feasibility study for the Montcalm nickel-copper property located 70 kilometers Northwest of Timmins, Ontario was completed during the second quarter of 2003. The study is based on probable mineral reserves totaling 5.1 million tonnes grading 1.46% nickel and 0.71% copper. The study results indicate that Montcalm will produce at a rate of 750,000 tonnes annually and the ore would be milled and concentrated at the Kidd Creek Metallurgical Complex. Production is scheduled to begin in the first quarter of 2005 and could contribute up to 8,000 tonnes annually to nickel output from the Sudbury smelter.

4.2   Principal Subsidiaries and Associates

4.2.1    Falconbridge Limited

        Falconbridge, directly and through its subsidiaries and associated companies, is engaged in the exploration, development, mining, processing and marketing of metals and minerals. Falconbridge is also engaged in the custom feed business through the processing and recycling of third-party materials. Falconbridge's principal products are nickel, ferronickel, copper, zinc and cobalt, in addition to other metals such as silver, gold, platinum group metals, cadmium, indium and sulphuric acid. Falconbridge's mining and mineral processing facilities are located in Canada, Chile, Norway and the Dominican Republic.

        Of Falconbridge's total revenues in 2003 of $2,083 million (2002 — $1,525 million), 27% (2002 — 28%) were generated from sales to customers in the United States, 43% (2002 — 43%) from customers in Europe, 8% (2002 — 10%) from customers in Canada, and 22% (2002 — 19%) from customers in other countries. Nickel and ferronickel accounted for 49% of sales (2002 — 42%), copper for 33% (2002 — 41%), zinc for 5% (2002 — 8%), cobalt for 3% (2002 — 3%) and 10% (2002 — 6%) from other products.

        Approximately 34% of Falconbridge's combined nickel and ferronickel sales are used in the manufacture of stainless steel.

        The strategic focus of Falconbridge continues to be in nickel and copper. While this focus is narrow compared to some of its larger competitors, Falconbridge believes it is important to be a significant participant in two major businesses rather than a small player in a variety of sectors.

        At December 31, 2003, Falconbridge employed 6,275 people (2002 — 6,457) at its various locations around the world.

        The Company owned, directly and indirectly at December 31, 2003, approximately 59.2%, and public shareholders owned approximately 40.8%, of the outstanding common shares of Falconbridge.

  Exploration

        See 4.1.5 "Exploration and Project Development — Falconbridge".

  Technology

        Falconbridge participates in a number of focused exploration research projects designed to reduce the cost of mineral exploration and increase the likelihood of success. Projects include the areas of geophysics, geology, geochemistry and remote sensing.

        Falconbridge also has metallurgical technology facilities at the Falconbridge Technology Centre in Sudbury and the Nikkelverk refinery. Research is conducted at these facilities to provide mineral analyses, to develop new methods for treating ores and custom feeds, to develop improved nickel, copper and cobalt products, and to develop environmentally sustainable production technologies. The primary focus of research at the Sudbury Technology Centre is on developing new technologies in hydrometallurgy and pyrometallurgy for nickel laterites and nickel and copper sulphides for Falconbridge and Noranda. Pilot plant facilities for metallurgical testing are located at the Sudbury Technology Centre and the Nikkelverk refinery.

        Expenditures on research and process development for the years ended December 31, 2003 and 2002 were $13.0 and $8.2 million, respectively.

  Marketing and Sales

        Falconbridge's marketing and sales activities are conducted through three subsidiaries located in Pittsburgh, United States, Brussels, Belgium and Tokyo, Japan. These operations market and sell nickel, ferronickel, cobalt and other products (including silver, gold and the platinum group metals) throughout the world. Sales and marketing support is provided from the corporate offices in Toronto.

        Falconbridge has an agreement with the Company whereby the Company acts as the sales agent for the products, other than sulphuric acid of the Kidd Metallurgical Division.

4.2.2    Novicourt Inc.

        The Company owns a 62.1% interest in Novicourt Inc., a publicly-traded Quebec company. Novicourt's primary asset is a 45% direct interest in the Louvicourt copper/zinc mine located near Val-d'Or, Quebec. Novicourt also owns a 45% interest in the Louvaur Joint Venture, which carries out exploration on land surrounding the Louvicourt deposit. Novicourt also participates in exploration joint ventures with Noranda in the Abitibi region of Northern Québec.

        The Louvicourt mine maintained production at a rate of over 3,400 tonnes of ore per day in 2003. Copper production from the Louvicourt mine in 2003 was 13% lower than in 2002, mainly due to reduced ore production partially set off by higher copper ore grades averaging 3.2% (2002 — 3.1%). Copper production was 38,000 tonnes of accountable copper (2002 — 43,000 tonnes) and zinc production was 18,000 tonnes of contained zinc (2002 — 20,000 tonnes). Due to lower production, Novicourt's total net revenue in 2003 was Cdn$39.8 million, 10% below total net revenue of Cdn$44.4 million in 2002.

  Mineral Reserves and Resources

        The proven and probable mineral reserves represent portions of the measured and indicated resources that are economically viable after allowing for waste-rock dilution, for extraction losses and for historic mine-mill grade adjustment factors. The dilution estimate averages 13.3% based on assigning 10% to primary stopes and 18% to secondary stopes except for the 680L sill pillar where 10% and 20% have been assigned respectively. Mine recovery of 95% is applied to all stopes except some pillars where recovery is expected to be lower. The mineral resources are estimated using a net smelter return cut-off of Cdn$36.00 per tonne. The assumed metal prices and exchange rate were zinc $0.40 per lb. in 2004 and $0.50 in 2005, copper $0.85 per lb. in 2004 and $0.95 in 2005, silver $5.00 per troy ounce in 2004 and 2005, gold $325.00 per troy ounce in 2004 and $350 in 2005 and 1.35 Cdn$ for 1.00 US$ in 2004 and $1.43 Cdn$ in 2005.

        Proven and probable mineral reserves at December 31, 2003 totalled 1.641 million tonnes averaging 2.01% zinc, 2.74% copper, 24.0 grams of silver per tonne and 0.85 grams of gold per tonne. Approximately 1.26 million tonnes of proven mineral reserves were milled in 2003. At planned operating rates, the mineral reserves at the Louvicourt Mine will be depleted in 2005.

        The Louvicourt mine reserves estimate has been prepared and classified by AUR Resources Inc. as operator of the Louvicourt Joint Venture. Mineral reserve estimates were the responsibility of Bernard Salmon (P.Eng. Chief Geologist, Louvicourt Mine) and Denis Fleury (P.Eng, Chief Engineer, Louvicourt Mine).

4.2.3    American Racing Equipment, Inc.

        American Racing Equipment, Inc. ("ARE") is the largest after-market aluminum automotive wheel distributor in North America. In its 2004 report titled "The North American Wheel Aftermarket", Frost & Sullivan estimates that ARE has a leading market share of 21%. Aluminum wheels are manufactured at two plants in Los Angeles, California and one plant in Tijuana, Mexico. In 2003, ARE sold 1,498,000 wheels and had total sales revenue of $165 million. The majority of the wheels sold by ARE were manufactured under contracts with Chinese suppliers.

        ARE supplies the automotive after-market through a network of 41 warehouses and sales offices and employs approximately 995 people. Management at ARE is focused on improving efficiency and reducing operating costs while maintaining high levels of quality, market share and customer satisfaction.

4.2.4    Magnola Metallurgy Inc.

        In January 2003, Noranda announced its plans for an indefinite shutdown of its magnesium business, which is held by Magnola Metallurgy Inc., a company owned 80% by Noranda, in response to major structural changes which have taken place in the global magnesium industry. A pre-tax charge of $520 million was recorded in the Company's 2002 year-end financial results to reduce the carrying value of the magnesium project, as a result of the market conditions.

        In 1997 when the decision to proceed with the Magnola project was made, magnesium offered very attractive growth opportunities, on the premise of its inherent strength-to-weight characteristics and the potential demand in the automobile industry. Since that time, the rapidly increasing, low-cost Chinese production, which now sells below the cash production costs of Western magnesium producers, has depressed prices.

        At the time of the announcement of the shutdown, there were approximately 380 employees located at the magnesium operations in Danville, Québec.

        In 2003, a further $33 million pre-tax charge related to costs incurred to shut down the plant was recorded in the first quarter. After the shutdown, the book value of Noranda's magnesium business is approximately $241 million.

4.3   Statistical Tables

        The following table set out Noranda's mine, smelter and refinery production, as well as the Company's primary aluminum production for the three years ended December 31, 2003:

PRODUCTION VOLUMES

Mine Production — Metal in concentrate(1)

	Noranda's Av. Beneficial Interest	2003(2)	2002(2)	2001(2)
	(%)	(tonnes)
Copper
Kidd Creek	59.5	46,409	45,434	42,340
Sudbury Operations	59.5	29,161	31,050	22,858
Collahuasi	26.2	168,578	185,014	193,135
Lomas Bayas	59.5	60,427	59,304	24,702
Raglan	59.5	6,628	6,500	6,915
Antamina	33.75	85,188	111,599	27,148
Louvicourt	28.0	17,002	19,527	22,479
Other	100	16,517	16,174	17,166

Total		429,910	474,602	356,743

Noranda Inc.'s share		297,429	328,071	217,589

Zinc
Brunswick	100	286,457	277,417	303,881
Antamina	33.75	122,422	77,876	18,836
Kidd Creek	59.5	75,528	104,083	81,670
Louvicourt	28.0	8,045	9,004	8,049
Matagami	100	109,679	84,792	88,754
Other	100	—	—	8,101

Total		602,131	553,172	509,291

Noranda Inc.'s share		568,493	505,517	469,433

Nickel
Sudbury Operations	59.5	24,143	27,833	25,226
Raglan	59.5	25,110	24,636	24,570
Falcondo	50.7	27,227	23,303	21,662

Total		76,480	75,772	71,458

Noranda Inc.'s share		43,110	41,587	37,546

Cobalt
Sudbury Operations	59.5	658	690	630
Raglan	59.5	463	386	318

Total		1,121	1,076	948

Noranda Inc.'s share		667	619	521

Lead
Brunswick	100	77,724	76,177	83,127

Noranda Inc.'s share		77,724	76,177	83,127

Silver (000 ounces)
Brunswick	100	6,172	6,228	7,051
Kidd Creek	59.5	2,676	3,671	2,865
Antamina	33.75	2,293	2,439	686
Other	100	643	597	776

Total		11,784	12,935	11,378

Noranda Inc.'s share		10,700	11,273	9,966

Smelter and Refinery Production(1)

	Noranda's Av. Beneficial Interest	2003(2)	2002(2)	2001(2)
	(%)	(tonnes)
Copper smelted
Horne	100	132,739	147,020	188,145
Gaspé	100	—	29,612	108,673
Altonorte	100	260,971	147,059	145,991
Sudbury Operations	59.5	20,779	20,518	17,892
Kidd Creek	59.5	131,405	144,094	132,100

Total		545,894	488,303	592,801

Noranda Inc.'s share		484,259	418,326	525,305

Copper refined
CCR	100	235,425	244,252	323,023
Kidd Creek	59.5	132,364	146,526	127,824
Nikkelverk	59.5	35,852	30,632	26,722
Collahuasi	26.2	27,895	26,678	26,180
Lomas Bayas	59.5	60,427	59,304	24,702

Total		491,963	507,392	528,451

Noranda Inc.'s share		388,065	395,531	436,008

Zinc refined
CEZ(3)	100	—	86,984	265,525
Noranda Income Fund(3)	37.9	267,270	184,091	—
Kidd Creek	59.5	94,719	145,309	140,073

Total		361,989	416,384	405,598

Noranda Inc.'s share		157,653	260,672	342,565

Nickel smelted
Sudbury Operations	59.5	59,831	57,854	54,892

Noranda Inc.'s share		35,599	33,260	30,191

Nickel refined
Nikkelverk	59.5	77,183	68,530	68,221
Falcondo	50.7	27,227	23,303	21,662

Total		104,410	91,833	89,883

Noranda Inc.'s share		59,728	50,820	47,680
Cobalt smelted
Sudbury Operations	59.5	2,196	1,955	1,788

Noranda Inc.'s share		1,307	1,124	983

	Noranda's Av. Beneficial Interest	2003(2)	2002(2)	2001(2)
Cobalt refined
Nikkelverk	59.5	4,556	3,994	3,314

Noranda Inc.'s share		2,711	2,296	1,823

Lead refined
Brunswick	100	60,776	90,167	98,868

Noranda Inc.'s share		60,776	90,167	98,868

Aluminum
Primary operations	100	244,044	236,459	220,234

Noranda Inc.'s share		244,044	236,459	220,234

Silver refined (000 ounces)
CCR Refinery	100	30,311	40,439	42,943

Noranda Inc.'s share		30,311	40,439	42,943

Gold refined (000 ounces)
CCR Refinery	100	1,132	1,030	1,236

Noranda Inc.'s share		1,132	1,030	1,236

Notes:

(*)
Owned through Falconbridge Limited.
(1)
All production figures are shown on a 100% basis, with the exception of Collahuasi, which represents Falconbridge's 44% joint-venture interest, Louvicourt, which represents Novicourt's 45% joint-venture interest, and Antamina which represents Noranda's 33.75% joint-venture interest.
(2)
Noranda's average beneficial interest in Falconbridge was 59.5 in 2003, 57.5% in 2002 and 55.0% in 2001. The average beneficial interest in Louvicourt was 62.1 in 2003, 62.1% in 2002 and 61.4% in 2001.
(3)
The Company sold the CEZ refinery to the Noranda Income Fund in May 2002 and sold the remainder of its priority units in a secondary offering in 2003. It currently owns 25.0% of the Noranda Income Fund's outstanding units.

        The following tables present Noranda's metal sales and concentrate sales, as well as average realized prices for the three years ended December 31, 2003.

SALES VOLUMES AND REALIZED PRICES

Metal Sales — payable metal(1)

	Noranda's Av. Beneficial Interest	2003(2)	2002(2)	2001(2)
	(%)	(tonnes)
Copper
CCR	100	235,339	271,150	331,592
Kidd Creek	59.5	105,162	110,575	105,143
INO(4)	59.5	59,208	54,495	34,514
Collahuasi	26.2	33,721	45,496	37,476
Lomas Bayas	59.5	61,289	60,265	27,415

Total		494,719	541,981	536,140

Noranda Inc.'s share		389,670	426,851	294,877

Zinc
Kidd Creek	59.5	98,628	145,411	141,671
CEZ(5)	100.0	—	85,383	260,196
Noranda Income Fund(5)	37.9	265,797	187,569	—

Total		364,424	418,363	401,867

Noranda Inc.'s share		159,421	260,832	338,115

Nickel
INO(4)	59.5	78,978	71,153	65,239

Noranda Inc.'s share		78,978	40,906	35,881

Ferronickel
Falcondo	50.7	27,133	21,446	24,572

Noranda Inc.'s share		13,764	10,512	13,515

Cobalt
INO	59.5	3,400	2,932	2,316

Noranda Inc.'s share		2,023	1,686	1,274

Aluminum
Primary operations	100	246,737	242,289	223,105

Noranda Inc.'s share		246,737	242,289	223,105

Fabricated aluminum
Norandal	100	146,716	127,911	112,430

Noranda Inc.'s share		146,716	127,911	112,430

Aluminum wheels (000 units)
American Racing Equipment	100	1,498	2,547	2,885

Noranda Inc.'s share		1,498	2,547	2,885

	Noranda's Av. Beneficial Interest	2003(2)	2002(2)	2001(2)
Lead
Brunswick	100	60,452	90,896	99,535

Noranda Inc.'s share		60,452	90,896	99,535

Gold (000 ounces)
CCR	100	1,004	953	1,128

Noranda Inc.'s share		1,004	953	1,128

Silver (000 ounces)
CCR	100	30,870	41,210	41,291

Noranda Inc.'s share		30,870	41,210	41,291

Payable Metal in Concentrate(1)

	Noranda's Av. Beneficial Interest	2003(2)	2002(2)	2001(2)
	(%)	(tonnes)
Copper
Collahuasi(3)	26.2	134,426	142,028	154,382
Antamina(3)	33.75	84,817	113,806	28,739

Total		219,243	255,834	183,121

Noranda Inc.'s share		164,800	195,458	113,649

Zinc
Antamina(3)	33.75	100,142	71,632	8,983
Kidd	59.5	11,964	3,007	—
Brunswick	100	245,931	210,487	175,609
Matagami	100	89,128	46,463	16,884

Total		447,165	331,589	201,476

Noranda Inc.'s share		442,320	330,311	201,476

Silver (000's ounces)
Antamina	33.75	1,921	2,210	596

Noranda Inc.'s share		1,921	2,210	596

Average Realized Prices — ($US per pound, except as noted)
Copper		0.82	0.74	0.73
Copper — Falconbridge		0.82	0.72	0.70
Zinc		0.43	0.40	0.45
Zinc — Falconbridge		0.41	0.39	0.44
Nickel		4.40	3.14	2.79
Ferronickel		4.20	3.16	2.85
Aluminum		0.68	0.65	0.70
Lead		0.27	0.23	0.25
Gold — ($ per ounce)		362.97	308.00	272.11
Silver — ($ per ounce)		4.89	4.60	4.40
Silver — Falconbridge — ($ per ounce)		4.80	4.61	4.39
Exchange Rate (US$1 = Cdn$)		0.71	0.64	0.65

Notes:

(*)
Owned through Falconbridge Limited.
(1)
All sales figures are shown on a 100% basis, with the exception of Collahuasi, which represents Falconbridge's 44% joint venture interest and Antamina, which represents Noranda's 33.75% joint-venture interest.
(2)
Noranda's average beneficial interest in Falconbridge was 59.5 in 2003, 57.5% in 2002 and 55.0% in 2001. The average beneficial interest in Novicourt was 62.1 in 2003, 62.1% in 2002 and 61.4% in 2001.
(3)
Sales figures include sales to Noranda Inc. and its subsidiaries.
(4)
Comprised of Falconbridge's mines and plants in Sudbury and Raglan in Canada, a refinery in Nikkelverk in Norway and a significant custom feed business.
(5)
Noranda sold the CEZ zinc refinery to the Noranda Income Fund in May 2002 and sold its priority units in a secondary offering in 2003. It currently owns indirectly 25.0% of the Noranda Income Fund's outstanding units.

MINERAL RESERVES AND RESOURCES

        Unless otherwise indicated, all estimates of mineral reserves and mineral resources:

  •
  have been estimated in accordance with the Standards on Mineral Resources and Reserves Definitions and Guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum as adopted by the Canadian Securities Administrators in NI 43-101.

  •
  were prepared, supervised or verified by Chester Moore who is Noranda's Director, Mineral Reserve Estimation and Reporting, a member of the Professional Geoscientists of Ontario with 30 years experience as a geologist and is a qualified person as defined in NI 43-101.

        Mineral resources which are not reserves do not have demonstrated economic viability.

Mineral Reserves(1),(2),(3)

				Grade
	Noranda Inc.'s beneficial Interest (%)		Dec. 31, 2003 (000's tonnes)	Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (g/mt)	Gold (g/mt)	Molybdenum (%)
Noranda Inc.
Copper Deposits
Antamina(4)	33.8	Proven	275,000	1.27	1.01	—	—	14.1	—	0.03
	33.8	Probable	226,000	1.17	0.90	—	—	13.2	—	0.03
		Total	501,000	1.22	0.96	—	—	13.7	—	0.03
Zinc Deposits
Brunswick Mine(5)	100	Proven	16,730	0.37	9.11	—	3.67	109.3	—	—
	100	Probable	2,452	0.23	9.11	—	3.63	90.9	—	—
		Total	19,182	0.35	9.11	—	3.66	106.9	—	—
Bell Allard Mine	100	Proven	689	1.08	15.25	—	0.11	38.2	0.42	—
		Total	689	1.08	15.25	—	0.11	38.2	0.42	—
Novicourt Inc.
Louvicourt(6)	28.0	Proven	1,629	2.76	1.96	—	—	23.8	0.85	—
	28.0	Probable	12	0.16	9.42	—	—	48.3	0.99	—
		Total	1,641	2.74	2.01	—	—	24.0	0.85	—
Falconbridge Limited(7)
Nickel Deposits
Sudbury	59.2	Proven	5,588	1.34	—	1.40	—	—	—	—
	59.2	Probable	8,503	1.24	—	1.22	—	—	—	—
		Total	14,091	1.28	—	1.29	—	—	—	—
Raglan	59.2	Proven	8,308	0.77	—	2.86	—	—	—	—
	59.2	Probable	9,355	0.80	—	2.86	—	—	—	—
		Total	17,663	0.78	—	2.86	—	—	—	—

				Grade
	Noranda Inc.'s beneficial Interest (%)		Dec. 31, 2003 (000's tonnes)	Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (g/mt)	Gold (g/mt)	Molybdenum (%)
Montcalm	59.2	Proven	—	—	—	—	—	—	—	—
	59.2	Probable	5,113	0.71	—	1.46	—	—	—	—
		Total	5,113	0.71	—	1.46	—	—	—	—
Falcondo	50.5	Proven	49,271	—	—	1.19	—	—	—	—
	50.5	Probable	11,656	—	—	1.16	—	—	—	—
		Total	60,927	—	—	1.18	—	—	—	—
Copper Deposits
Kidd Creek	59.2	Proven	12,585	1.86	5.60	—	0.24	71.0	—	—
	59.2	Probable	8,239	2.23	7.00	—	0.19	53.0	—	—
		Total	20,824	2.01	6.15	—	0.22	64.0	—	—
Lomas Bayas	59.2	Proven	54,760	0.40	—	—	—	—	—	—
	59.2	Probable	309,171	0.33	—	—	—	—	—	—
		Total	363,931	0.34	—	—	—	—	—	—
Collahuasi(8)	26.0	Proven	254,146	1.01	—	—	—	—	—	—
	26.0	Probable	1,554,075	0.90	—	—	—	—	—	—
		Total	1,808,221	0.91	—	—	—	—	—	—

Notes:

(1)
The mineral reserves were prepared using geostatistical or classical methods, plus economic and mining parameters appropriate to each operation.
(2)
The mineral reserves are shown on a 100% basis.
(3)
There are no known environmental, permitting, legal, taxation, political or other relevant issues that would materially affect the estimates of the mineral reserves.
(4)
The Antamina mineral reserves have been estimated and provided by the operator of the joint venture. The estimates are inspected annually by Chester Moore. Estimates used the following metal prices: copper $0.90/lb, zinc $0.50/lb, molybdenum $3.25/lb, and silver $5.00/oz.
(5)
Estimates used the following metal prices: zinc $0.44/lb, copper $0.90/lb, lead $0.26/lb, and silver $5.25/oz.
(6)
The Louvicourt mineral reserves have been estimated and provided by the operator of the joint venture. The estimates are inspected annually by Chester Moore.
(7)
Long term metal prices used for estimates are: nickel $3.25/lb, copper $0.90/lb, zinc $0.50/lb. Exchange rate of CDN$1.50 to US$1.00.
(8)
The mineral reserves and resources have been estimated and provided by the operator of the joint venture based on a copper price of $0.95. The mineral reserves and resources are estimated and classified using the Australasian code for Reporting of Mineral Resources and Ore Reserves (the "JORC" code). These estimates have been restated to conform to the NI 43-101 mineral reserve and resource definitions. The estimates are inspected annually by Chester Moore.

Mineral Resources(1) (in addition to Mineral Reserves)

				Grade
	Noranda Inc.'s beneficial Interest (%)	Category	Dec. 31, 2003 (000's tonnes)	Copper (%)	Zinc (%)	Nickel (%)	Grade (%)	Silver (g/mt)	Gold (g/mt)	Molybdenum (%)
Noranda Inc.
Copper Deposits
Antamina(2)	33.8	Measured	28,000	0.50	0.20	—	—	4.9	—	0.03
		Indicated	31,000	0.47	0.27	—	—	5.9	—	0.03
		Total	59,000	0.48	0.24	—	—	5.4	—	0.03
		Inferred	28,000	0.8	1.0	—	—	13	—	0.02
Zinc Deposits
Brunswick Mine	100	Measured	1,490	0.40	8.65	—	3.51	106	—	—
		Indicated	2,053	0.30	8.36	—	3.59	100	—	—
		Total	3,543	0.34	8.48	—	3.56	103	—	—
Falconbridge Limited
Nickel Deposits
Sudbury Operations	59.2	Measured	683	0.80	—	1.31	—	—	—	—
		Indicated	20,477	0.99	—	2.27	—	—	—	—
		Total	21,160	0.98	—	2.24	—	—	—	—
		Inferred	28,200	2.7	—	1.7	—	—	—	—
Raglan	59.2	Measured	228	0.37	—	1.47	—	—	—	—
		Indicated	2,972	0.76	—	2.18	—	—	—	—
		Total	3,200	0.74	—	2.13	—	—	—	—
		Inferred	4,000	0.9	—	2.9	—	—	—	—
Montcalm	59.2	Measured	—	—	—	—	—	—	—	—
		Indicated	—	—	—	—	—	—	—	—
		Total	—	—	—	—	—	—	—	—
		Inferred	700	0.7	—	1.7	—	—	—	—
Falcondo	50.5	Measured	—	—	—	—	—	—	—	—
		Indicated	13,840	—	—	1.53	—	—	—	—
		Total	13,840	—	—	1.53	—	—	—	—
		Inferred	6,400	—	—	1.4	—	—	—	—

				Grade
	Noranda Inc.'s beneficial Interest (%)	Category	Dec. 31, 2003 (000's tonnes)	Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (g/mt)	Gold (g/mt)	Molybdenum (%)
Copper Deposits
Kidd Creek Operations	59.2	Measured	276	1.34	6.00	—	0.35	47	—	—
		Indicated	77	2.82	8.54	—	0.13	52	—	—
		Total	353	1.66	6.55	—	0.30	48	—	—
		Inferred	14,200	3.4	4.9	—	0.3	91	—	—
Lomas Bayas	59.2	Measured	5,654	0.28	—	—	—	—	—	—
		Indicated	246,898	0.27	—	—	—	—	—	—
		Total	252,552	0.27	—	—	—	—	—	—
		Inferred	41,700	0.28	—	—	—	—	—	—
Collahuasi(3)	26.0	Measured	48,102	0.57	—	—	—	—	—	—
		Indicated	429,564	0.63	—	—	—	—	—	—
		Total	477,666	0.63	—	—	—	—	—	—
		Inferred	1,840,000	0.72	—	—	—	—	—	—

Notes:

(1)
The mineral resources are shown on a 100% basis.
(2)
The Antamina mineral reserves have been estimated and provided by the operator of the joint venture. The estimates are inspected annually by Chester Moore. Estimates used the following metal prices: copper $0.90/lb, zinc $0.50/lb, molybdenum $3.25/lb, and silver $5.00/oz.
(3)
The mineral reserves and resources have been estimated and provided by the operator of the joint venture based on a copper price of $0.95. The mineral reserves and resources are estimated and classified using the Australasian code for Reporting of Mineral Resources and Ore Reserves (the "JORC" code). These estimates have been restated to conform to the NI 43-101 mineral reserve and resource definitions. The estimates are inspected annually by Chester Moore.

        The reconciliation of mineral reserves at each of the mines as at December 31, 2002 to December 31, 2003 are as follows:

RECONCILIATION OF MINERAL RESERVES(1),(2)

		Noranda Inc.'s beneficial interest (%)	December 31, 2002 (000 mt)	Ore treated in 2003 (000 mt)	Additions/ revisions (000 mt)	December 31, 2003 (000 mt)
Copper
Antamina	Proven	33.8	287,000	(26,000)	14,000	275,000
	Probable	33.8	243,000	—	(17,000)	226,000
Collahuasi	Proven	26.0	310,254	(23,942)	(32,166)	254,146
	Probable	26.0	1,528,494	(6,753)	32,334	1,554,075
Lomas Bayas	Proven	59.2	77,914	(16,852)	(6,302)	54,760
	Probable	59.2	319,435	(13,524)	3,260	309,171
Kidd Creek	Proven	59.2	13,409	(2,132)	1,308	12,585
	Probable	59.2	10,285	—	(2,046)	8,239
Louvicourt	Proven	28.0	2,600	(1,260)	289	1,629
	Probable	28.0	29	—	(17)	12
Nickel
Sudbury	Proven	59.2	7,914	(1,812)	(514)	5,588
	Probable	59.2	9,212	(192)	(517)	8,503
Raglan	Proven	59.2	6,691	(834)	2,451	8,308
	Probable	59.2	11,418	—	(2,063)	9,355
Falcondo	Proven	50.5	52,484	(3,816)	603	49,271
	Probable	50.5	11,636	—	20	11,656
Zinc
Brunswick	Proven	100.0	18,710	(3,610)	1,630	16,730
	Probable	100.0	2,349	—	103	2,452
Bell Allard	Proven	100.0	1,173	(781)	297	689
	Probable	100.0	329	—	(329)	—

Notes:

(1)
The mineral reserves are shown on a 100% basis.
(2)
The mineral reserves were prepared in accordance with NI 43-101.

        The following table sets out the Company's share of the metals and minerals contained in Noranda's mineral reserves:

Metal Contained in Reserves(1) — Noranda Inc.'s Share

							Ounces*
		Tonnes (000)
							Silver (millions)	Gold (000)
		Copper	Zinc	Nickel	Lead	Molybdenum
Wholly-owned
Zinc Deposits	Brunswick	68	1,747	—	703	—	66	—
	Bell Allard	7	105	—	1	—	1	9
	Sub-Total Proven & Probable	75	1,852	—	704	—	67	9
Divided Interest
Copper Deposits	Antamina (33.75%)	2,071	1,624	—	—	50	74	—
	Louvicourt (28.0%)	13	9	—	—	—	—	13
	Sub-Total Proven & Probable	2,084	1,633	—	—	50	74	13
Falconbridge
Nickel Deposits	Sudbury (59.2%)	107	—	108	—	—	—	—
	Raglan (59.2%)	82	—	301	—	—	—	—
	Montcalm (59.2%)	22	—	44	—	—	—	—
	Falcondo (50.5%)	—	—	364	—	—	—	—
Copper Deposits	Collahuasi (26.0%)	4,318	—	—	—	—	—	—
	Lomas Bayas (59.2%)	737	—	—	—	—	—	—
	Kidd Creek (59.2%)	249	762	—	27	—	25	—
	Sub-Total Proven & Probable	5,515	762	817	27	—	25	—
Totals — Noranda Inc.'s share
Proven & Probable		7,674	4,247	817	731	50	166	22
*
Troy ounce.

Notes:

(1)
Calculated from the mineral reserves contained in the table entitled "Mineral Reserves and Resources" in this Item 4.3.

Exploration & Advanced Projects(1)

				Grade
	Noranda Inc.'s beneficial interest (%)	Resource/ Reserve Category	Tonnes (millions)	Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (gm/mt)	Gold (gm/mt)	Molybdenum (%)	Cobalt (%)
Noranda Inc.
Zinc Deposits
Perseverance, Quebec	90.0	Measured	4.36	1.28	16.19	—	0.04	30	0.38	—	—
		Indicated	0.76	1.03	13.68	—	0.04	27	0.34	—	—
		Total	5.12	1.24	15.82	—	0.04	29	0.38	—	—
Lady Loretta, Australia(2)	75.0	Measured	8.5	—	15.6	—	5.9	95	—	—	—
		Indicated	3.1	—	17.5	—	5.2	94	—	—	—
		Total	11.6	—	16.1	—	5.7	95	—	—	—
		Inferred	0.1	—	13.7	—	3.5	84	—	—	—
Copper Deposits
El Pachón, Argentina(3)	100.0	Measured	37.1	1.15	—	—	—	—	—	0.03	—
		Indicated	686.8	0.62	—	—	—	—	—	0.01	—
		Total	723.9	0.65	—	—	—	—	—	0.02	—
		Inferred	560.0	0.52	—	—	—	—	—	0.01	—
El Morro, Chile(3)	70.0	Inferred	466.0	0.61	—	—	—	—	0.50	—	—
El Pilar, Mexico	100.0	Inferred	210.0	0.34	—	—	—	—	—	—	—
Frieda River, Papua New Guinea(3)	72.0
Horse / Ivaal / Trukai		Indicated	65.0	0.74	—	—	—	—	0.43	—	—
		Inferred	400.0	0.70	—	—	—	—	0.42	—	—
Koki(4)		Inferred	270.0	0.40	—	—	—	—	0.30	—	—
Nena(4)		Measured	42.2	2.30	—	—	—	—	0.60	—	—
		Indicated	7.6	1.70	—	—	—	—	0.60	—	—
		Total	49.8	2.21	—	—	—	—	0.60	—	—
		Inferred	1.2	1.80	—	—	—	—	0.40	—	—

				Grade
	Noranda Inc.'s beneficial interest (%)	Resource/ Reserve Category	Tonnes (millions)	Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (gm/mt)	Gold (gm/mt)	Molybdenum (%)	Cobalt (%)
Falconbridge Limited
Nickel Deposits
Nickel Rim South, Ontario(5)	59.2	Inferred	11.7	3.7	—	1.6	—	16	0.7	—	0.04
Onaping Depth, Ontario(5)	59.2	Indicated	14.6	1.15	—	2.52	—	—	—	—	0.06
		Inferred	1.2	1.2	—	3.6	—	—	—	—	0.07
Fraser Morgan(5), Ontario	59.2	Indicated	3.8	0.52	—	1.71	—	—	—	—	0.06
		Inferred	2.5	0.4	—	1.4	—	—	—	—	0.05
Koniambo(3), New Caledonia	29.0	Measured	32.4	—	—	2.21	—	—	—	—	0.07
		Indicated	109.7	—	—	2.10	—	—	—	—	0.07
		Total	142.1	—	—	2.13	—	—	—	—	0.07
		Inferred	156.0	—	—	2.2	—	—	—	—	0.08
Ivory Coast, West Africa	50.3	Indicated	123.9	—	—	1.57	—	—	—	—	0.10
		Inferred	134.0	—	—	1.4	—	—	—	—	0.12
Copper Deposits
Mine D, Ontario(6)	59.2	Inferred	14.1	3.40	4.90	—	0.3	91	—	—	—
Fortuna de Cobre, Chile(7)	59.2	Measured	125.2	0.31	—	—	—	—	—	—	—
		Indicated	345.1	0.28	—	—	—	—	—	—	—
		Total	470.3	0.29	—	—	—	—	—	—	—
		Inferred	150.0	0.21	—	—	—	—	—	—	—

Notes:

(1)
The mineral resources/reserves are shown on a 100% basis.
(2)
The mineral resources were estimated and classified using the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the "JORC" code) which are comparable to the NI 43-101 definitions. These estimates would not have been materially different if made using the NI 43-101 definitions.
(3)
Subject to fulfillment of certain conditions.
(4)
Mineral reserves and resources estimated by Highlands Pacific Limited, the optionor of the property.
(5)
Also included as part of the Sudbury mineral resources on the Mineral Reserves and Mineral Resources table in this Item 4.3.
(6)
Also included as part of the Kidd Creek mineral resources on the Mineral Reserves and Mineral Resources table in this Item 4.3.
(7)
Option to purchase.

4.4   Environment

        By their nature, our activities have the potential to adversely affect the environment. At December 31, 2003, we had provided approximately $303 million in our accounts for future site restoration and closure costs at our operations, including $68 million provided in 2003.

4.5   Technology

        Noranda is involved in the development, acquisition and application of technologies to improve the performance of its mining and metallurgical businesses and create opportunities for business growth. The Noranda Technology Centre, located in Pointe-Claire, Québec, has been the Company's main research and development facility. In late 2002, a process was started to integrate the activities of the technology groups of Noranda (Pointe-Claire Québec) and Falconbridge (Sudbury, Ontario) and allow them to benefit from all available synergies. The primary technology site is located in the Falconbridge technology facility in Sudbury with a focus on the needs of the Nickel and the Copper business units. Additional research and development support has been moved to the operating sites of Noranda and Falconbridge. Other business units receive support on an as needed basis. The site at Pointe-Claire was closed down by the end of 2003.

        Expenditures by Noranda on research and process development for the two years ended December 31, 2003 and 2002 were $5 million and $6 million, respectively. Including expenditures made by Falconbridge, the investment in research and technology made by both companies in 2003 was $18 million and $14 million in 2002.

4.6   Labour Relations

        In 2003, we signed collective agreements in respect of the following operations:

  Three-year agreements:

  •
  Brunswick Mine

  •
  Brunswick Smelter

  •
  Brunswick Smelter Bulk Handling

  •
  General Smelting

  •
  Horne

  •
  Lomas Bayas

  •
  Antamina

  •
  Norandal Salisbury

  One-year contract extension:

  •
  Noranda Recycling — Roseville

        Collective bargaining agreements for the following operations have already been signed in 2004:

  Three-year agreements:

  •
  Altonorte (January 1, 2004)

  •
  Sudbury Production and Maintenance employees (February 22, 2004)

  •
  Sudbury Office, Clerical and Technical employees (February 28, 2004)

        Collective bargaining agreements for the following operations are scheduled to expire in 2004 in the months indicated:

  •
  CEZ (October)

  •
  CEZ Effluent Treatment Plant Operations (5 members) (November)

  •
  Matagami (November)

  •
  CCR — Plant employees (May)

  •
  CCR — Security guards (May)

  •
  Noranda Recycling — Roseville (May)

  •
  Noranda Micro Metallics — San Jose (December)

  •
  Noranda — Separation Plant (1 member) — (expired in March, will be negotiated in May)

  •
  Nikkelverk (May)

  •
  Collahuasi (June)

  •
  American Racing Equipment (September)

        The following collective agreements were signed prior to December 31, 2002;

  Three-year agreements:

  •
  Kidd Metallurgical Division (effective October 1, 2002 — expires September 30, 2005)

  •
  Falcondo (effective December 8, 2002 — expires November 30, 2005)

  •
  Norandal Newport (effective June 3, 2002 — expires May 31, 2005)

  Four-year agreements:

  •
  Raglan (effective May 1, 2002 — expires April 30, 2006)

  Five-year agreements:

  •
  Primary Smelter — New Madrid (effective September 1, 2002 — expires August 31, 2007)

4.7   Legal Proceeding

        The United States Department of Justice has convened a grand jury to investigate possible criminal antitrust violations by Noranda, Falconbridge and other sulphuric acid producers in the United States. To the Company's knowledge, no decision has been made by the Department of Justice as to whether it will bring charges or close the investigation. Noranda denies having committed any such violations and has asserted that its actions relating to the sale of sulphuric acid during the period in question were lawful.

5.
FORWARD-LOOKING STATEMENTS

        Certain statements included or incorporated by reference in this Annual Information Form constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, and Section 27A of the United States Securities Act of 1933. Such statements represent the Company's internal projections, expectations or belief concerning, among other things, future operating results and various components thereof, or the Company's future economic performance.

        The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties which may cause the Company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, volatility of commodity metal prices, foreign currency risks, fluctuations in copper treatment and refining fees, supply and demand in the market for sulphuric acid, risks inherent in the Company's procurement of raw materials, changes in production and processing technology, imprecision in estimating the timing, costs and levels of production associated with mining properties, uninsurable risks inherent in the mining business, the Company's ability to replace and expand mineral reserves, imprecision of mineral reserves and recovery estimates, political and economic conditions in the countries in which the Company operates, changes in Canadian and foreign laws and regulations, the Company's ability to maintain good relations with its employees, general economic and business conditions, and such other risks and uncertainties described from time to time in the Company's reports and filings with the Canadian securities authorities. Accordingly, the Company cautions that events or circumstances could cause actual results to differ materially from those predicted.

6.
SELECTED FINANCIAL INFORMATION

        The following selected financial information should be read in conjunction with our consolidated financial statements, including the notes thereto. We refer you to the information contained in the "Auditors' report, Consolidated financial statements and Notes to financial statements" sections on pages 36 through 65 inclusive of the Noranda Inc. Annual Report 2003, which information is incorporated into this annual information form by reference.

	Year Ended December 31
	2003	2002	2001
	($ millions)
Revenues	$4,657	$3,873	$3,978
Income generated by operating assets(2)	409	114	76
Net earnings (loss)	34	(447)	(60)
Total assets	8,245	7,102	7,625
Total long-term debt (excluding current portion and liability element of convertible debentures)	2,875	2,996	2,743
Minority interests	914	759	779
Liability element of convertible debentures	18	18	22
Preferred shares	295	196	196
Total long-term debt (excluding current portion and liability element of convertible debentures) and preferred shares	3,170	3,192	2,939
Total shareholders' equity	2,636	1,858	2,414
Total minority interest, convertible subordinated debentures and shareholder's equity	3,568	2,635	3,215
EARNINGS (LOSS) PER COMMON SHARE
Basic	$0.04	$(1.93)	$(0.33)
Diluted	$0.04	$(1.93)	$(0.33)
DIVIDENDS
Per common share	Cdn0.64	Cdn0.80	Cdn0.80
Per preferred share
Series F	Cdn1.17	Cdn1.04	Cdn1.36
Series G	Cdn1.53	Cdn1.53	Cdn0.25
Series H(1)	Cdn1.25	—	—

Notes:

(1)
The Series H preferred shares were issued on March 25, 2003. Amounts shown in respect of 2003 represent total dividends paid during the period from March 25, 2003 to December 31, 2003.
(2)
Income generated by operating assets is defined as revenues less cost of operations, purchased raw materials and depreciation, amortization and reclamation.

        The price trends for Noranda's principal products are shown in the following table. The prices represent published market prices and are not necessarily indicative of the actual amounts received by Noranda:

AVERAGE PRICES

	2003	2002	2001
Zinc (US¢/lb) LME cash	0.38	0.35	0.40
Copper (US¢/lb) LME cash	0.81	0.71	0.72
Aluminum (US¢/lb) LME cash	0.65	0.61	0.66
Silver ($/oz) London Fix	4.37	4.60	4.37
Nickel ($/lb) LME cash	4.88	3.07	2.70
Lead (US¢/lb) LME cash	0.23	0.21	0.22
Exchange Rate (US$1 = Cdn$)	0.71	0.64	0.65

        Noranda's consolidated results for each of the last eight quarterly periods were as follows:

QUARTERLY CONSOLIDATED RESULTS
($ millions, except for earnings per share)

	Revenues	Income (loss) generated by operating assets(1)	Earnings (loss)	Earnings (loss) per Common Share Basic and Diluted
2003
For the Year ended December 31	$4,657	$409	$34	$0.04
4th quarter	1,324	236	64	0.21
3rd quarter	1,165	51	20	0.04
2nd quarter	1,112	63	(10)	(0.08)
1st quarter	1,056	59	(40)	(0.18)
2002
For the Year ended December 31	$3,873	$114	$(447)	$(1.93)
4th quarter	887	41	(442)	(1.86)
3rd quarter	889	(26)	(43)	(0.21)
2nd quarter	1,071	54	35	0.15
1st quarter	1,026	45	3	0.00

Notes:

(1)
Income (loss) generated by operating assets is defined as revenues less cost of operations, purchased raw materials and depreciation, amortization and reclamation.

7.
DIVIDEND POLICY

        We have a policy of paying quarterly dividends on our outstanding common shares. This policy is reviewed from time to time based upon and subject to our earnings, financial requirements and general economic circumstances.

        The annual dividend rate on our common shares was reduced by the Board of Directors from Cdn$0.80 per common share to Cdn$0.48 per common share, effective July 1, 2003.

        Any determination to declare a dividend on our common shares will be made by the Board of Directors in its discretion.

8.
MANAGEMENT'S DISCUSSION AND ANALYSIS

        We refer you to the information contained in the "Management's Discussion and Analysis" section on pages 17 through 35 inclusive of the Noranda Inc. Annual Report 2003, which information is incorporated into this Annual Information Form by reference.

9.
MARKET FOR SECURITIES

        Our common shares are listed and posted for trading on the Toronto Stock Exchange and on The New York Stock Exchange (trading symbol "NRD"). Our Series F Preferred Shares, Series G Preferred Shares and Series H Preferred Shares are listed and posted for trading on the Toronto Stock Exchange.

10.
DIRECTORS AND OFFICERS

10.1    Directors

        The names, committee memberships (as at the date hereof), municipalities of residence, principal occupations within the five preceding years and periods of service of our directors as directors of Noranda Inc. are as follows:

Name (Committee Memberships) and Municipality of Residence	Principal Occupation	Director since
Alex G. Balogh(3) Oakville, Ontario	Corporate Director; a non-executive Deputy Chairman, Noranda Inc. from July 1997 to April 2003; executive Deputy Chairman, Noranda Inc. prior thereto.	1994
André Bérard, O.C.(1, 4) Verdun, Québec	Retired Chairman of the Board, National Bank of Canada (banking); Chief Executive Officer, National Bank of Canada prior to March 2002	1990
Jack L. Cockwell(4) Toronto, Ontario	Group Chairman, Brascan (asset management company with a focus on real estate and power generation) since February 2002; President and Chief Executive Officer of Brascan prior thereto	1981

Name (Committee Memberships) and Municipality of Residence	Principal Occupation	Director since
V. Maureen Kempston Darkes, O.C., O.O.(2) Miami, Florida, United States	GM Group Vice-President and President Latin America, Africa, Mid-East Operations, General Motors Corporation (international motor vehicle manufacturer) since January 2002; President and General Manager, General Motors of Canada Limited prior thereto	1998
The Honourable J. Trevor Eyton, O.C., Q.C.(3) Cheltenham, Ontario	Director of Brascan since February 2000; Chairman, Group Advisory Board, Brascan from April 1999 to February 2000; Senior Group Chairman, Brascan from August 1997 to April 1999; Member of the Senate of Canada	1981
J. Bruce Flatt(4) Toronto, Ontario	President and Chief Executive Officer, Brascan since February 2002; President and Chief Executive Officer, Brookfield Properties Corporation (commercial property company) from April 2000 to February 2002; President and Chief Operating Officer, Brookfield Properties Corporation prior thereto	2001
A.L. (Al) Flood, C.M.(1, 4) Thornhill, Ontario	Retired Chairman, and Chief Executive Officer, Canadian Imperial Bank of Commerce (banking)	1999
Norman R. Gish(1, 2) Calgary, Alberta	President, Gish Consulting Inc. (pipeline, energy and international marketing advisory services) since April 2001; Chairman and Chief Executive Officer, Alliance Pipeline Ltd. (natural gas transmission) from January 2001 to March 2001; Chairman, President and Chief Executive Officer from October 1999 to December 2000; Chairman prior thereto	2001
Robert J. Harding, F.C.A.(2, 3, 4) Toronto, Ontario	Chairman, Brascan since August 1997; a non-executive Deputy Chairman, Noranda Inc. from October 2001 to October 2002; a non-executive Chairman, Noranda Inc. from October 1998 to September 2001; President and Chief Executive Officer, Brascan Limited prior to August 1997	1995
David W. Kerr Toronto, Ontario	Chairman, Noranda; Chairman of Falconbridge Limited; Chairman of the Board and Chief Executive Officer, Noranda Inc. prior to 2001; President and Chief Executive Officer prior thereto	1987
James W. McCutcheon, Q.C.(2, 3) Toronto, Ontario	Counsel, McCarthy Tétrault LLP (law firm)	1993
The Honourable Frank J. McKenna, P.C., Q.C.(1, 2, 5) Moncton, New Brunswick	Independent Board Leader since September 2001; Counsel, McInnes Cooper (Law firm) since January 1998; Premier of the Province of New Brunswick prior to October 1997	1998
George E. Myhal Toronto, Ontario	Chief Operating Officer, Brascan; prior to April 2003 President and Chief Executive Officer of Brascan Financial Corporation (financial services)	1999

Name (Committee Memberships) and Municipality of Residence	Principal Occupation	Director since
Derek Pannell Toronto, Ontario	President and Chief Executive Officer, Noranda Inc.; prior to April 2002 President and Chief Operating Officer, Noranda Inc. and Chief Executive Officer, Falconbridge Limited; prior to September 2001 Vice-President of Compañia Minera Antamina in Peru	2002

        The term of office of each director will expire at the next annual meeting of our common shareholders.

Notes:

(1)
Member of the Audit Committee
(2)
Member of the Governance Committee
(3)
Member of the Environment, Health & Safety Committee
(4)
Member of the Human Resources Committee
(5)
Designated by the Board of Directors as its "Independent Board Leader"

10.2    Officers

        The names, municipalities of residence and positions of our officers are set out below. For those of our officers who have not held management or senior positions with us or associated companies for the past five years, the principal occupations of such persons during the past five years are also set out below.

Name and Municipality of Residence	Position
David W. Kerr Toronto, Ontario	Chairman, Noranda Inc.
Derek G. Pannell Toronto, Ontario	President and Chief Executive Officer, Noranda Inc.
Steven Douglas Mississauga, Ontario	Executive Vice-President and Chief Financial Officer, Noranda Inc. since November 2003; Chief Financial Officer Brookfield Properties Corporation from January 1997 to November 2003.
Bill Brooks Franklin, TN	President, Noranda Aluminum since August 1998; prior thereto President Norandal, USA Inc.; President, Primary Operations.
M. Brent Chertow Newmarket, Ontario
President, Canadian Copper and Recycling, Noranda Inc. since August 2002; Senior Vice-President, Canadian Copper and Recycling of Noranda Inc. from April 2002 to August 2002; Vice-President, Metallurgical Plant Operations from September 2001 to April 2002; Vice-President and General Manager, Sudbury Smelter Complex of Falconbridge Limited from February 2000 to September 2001 and Vice-President and General Manager, Kidd Metallurgical Division prior thereto.
Ian Pearce Oakville, Ontario	Senior Vice-President, Projects and Engineering since August 2003; Formerly Executive Project Director, Fluor Corporation.
Fernando E. Porcile Santiago, Chile
President, Copper effective September 2002; Senior Vice-President, Copper from April 2002 to September 2002 Vice-President, Project Development of BHPBilliton Base metals from August 2001 to March 2002; President of Compañia Minera Cerro Colorado Limitada from January 2000 to August 2001; Prior thereto, Vice-President, Engineering and Development of Rio Algom Limited since August 1997 to December 1999 and Executive Vice-President of Compañia Minera Cerro Colorado Limitada from July 1996 to July 1997.
Robert Sippel Oakville, Ontario	President, Zinc and Magnesium since August 2003; President, Magnesium 2002 to 2003; Senor Vice-President, Magnesium 2001 to 2002; Senior Vice-President, Recycling 1997 to 2001.

Name and Municipality of Residence	Position
Brian Barr Toronto, Ontario	Senior Vice-President, Special Projects, and Executive Chairman of American Racing Equipment effective August 2002; formerly Managing Director Rudolf Wolff & Co., Noranda's metal trading company in London, England; Prior to 2000, Managing Director of Gentra Limited and senior officer of Royal Trust, both based in England.
Michael Agnew Mississauga, Ontario
Vice-President, Technology since September 2003; Vice-President and General Manager, Magnola Metallurgy Inc. 2002 to 2003; Vice-President and Start-Up Manager, Magnola Metallurgy Inc. 2001 to 2002; General Manager, Canadian Electrolytic Zinc Ltd. 1998 to 2001; Canadian Electrolytic Zinc Ltd. 1975 to 2001.
Peter G.J. Kukielski Toronto, Ontario	Executive Vice-President, Projects and Aluminum since September 2001; Engineering and Commissioning Manager, Antamina Project at Billiton PLC from October 1997 to August 2001.
Katherine Rethy Toronto, Ontario
Senior Vice-President, Information Services, Procurement, Logistics, Facilities and Enterprise Risk Management since April 2002; Senior Vice President, Shared Business Services from October 1999 to April 2002; Vice President Logistics from August 1996 to October 1999.
Martin G.R. Schady Mississauga, Ontario	Senior Vice-President, Business Development, Noranda Inc. and Falconbridge Limited since May 2000. Chief Financial Officer, Noranda Inc. from April 1998 to May 2000.
Paul Severin Oakville, Ontario
Senior Vice President, Exploration effective April 2002; Vice-President, Exploration from February 1995 to April 2002; 1993-1995 Director Canadian Exploration and Ore Reserves; 1990-1993 Regional Exploration Manager, Sudbury; 1988-1990 Senior District Geologist, Sudbury; 1974-1988 various Mining and Exploration roles within Corporation Falconbridge Copper.
Jeffery A. Snow Toronto, Ontario
Senior Vice-President and General Counsel since April 2002; Senior Vice-President, Corporate Affairs at Falconbridge Limited from October 2001 to April 2002; Vice-President, Legal at Falconbridge Limited from April 1998 to October 2001; Vice-President and General Manager, CCR copper refinery at Noranda Inc. from October 1996 to April 1998.
Rick Burdett Burlington, Ontario	Vice-President, Information Services, Noranda Inc., since May 2000; Business Information Systems Leader E I Dupont de Nemours from January 1994 to April 2000.
Denis Couture Toronto, Ontario	Vice-President, Investor Relations, Public Affairs and Communications since October 1999; Vice-President, Communications and Government Relations, Domtar Inc. (Pulp and paper company) prior thereto.
John Doyle Pickering, Ontario	Vice-President, Taxation since July 2002; Director, Taxation for Falconbridge Limited from 1989 to July 2002.

Name and Municipality of Residence	Position
Michael R. Frilegh Toronto, Ontario	Vice-President, Treasurer since October 1995.
André Joron Markham, Ontario	Vice-President, Human Resources since May 1, 2001; Vice-President, Human Resources, Hudson's Bay Company (Retail Chain).
Edward H. Laks Aurora, Ontario	Vice President, Performance/Six Sigma since July 2001; General Manager Operations, Canadian National Railway prior thereto.
Robert Telewiak Oakville, Ontario
Vice-President, Environment, Health & Safety since April 2002; Vice-President, Environment at Falconbridge Limited from March 1998 to April 2002; Director, Environmental Affairs at Falconbridge Limited prior thereto.
Stephen Young Toronto, Ontario	Corporate Secretary since October 2003. Formerly partner at Aird & Berlis LLP from January 1998 to October 2003.

        As of March 31, 2004, our directors and senior officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over less than 1% of our outstanding common shares and less than 1% of each class of voting securities of any of our subsidiaries. The information as to securities beneficially owned or over which control or direction is exercised, not being within our knowledge, has been furnished by our directors and senior officers individually.

        We understand that Brascan and associated companies own 122,597,952 common shares (or approximately 41.4% of our outstanding common shares) and convertible debentures convertible into 2,722,323 of our common shares. Brascan is a public company listed on the Toronto, New York and Brussels stock exchanges. Brascan's major shareholder is Partners Limited ("Partners") who, together with its shareholders, collectively own, directly or indirectly, exercise control or direction over, or have options and warrants to acquire, approximately 30 million Class A Limited Voting Shares, representing approximately 17% of the outstanding Class A Limited Voting Shares of Brascan on a fully diluted basis, and 85,120 Class B Limited Voting Shares, representing all of the outstanding Class B Limited Voting Shares of Brascan. Messrs. Cockwell, Balogh, Flatt, Harding and Myhal, directors of the Company, Mr. Kerr, a director and Chairman of the Company, Mr. Pannell, a director and an executive officer of the Company, and Messrs. Douglas and Schady, executive officers of the Company, are shareholders of Partners.

11.
ADDITIONAL INFORMATION

        Upon request to the Secretary of Noranda Inc. at its registered office, BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario M5J 2T3, Noranda Inc. will provide any person with a copy of:

  (i)
  this Annual Information Form,

  (ii)
  our Management Information Circular dated March 4, 2004,

  (iii)
  any unaudited interim reports issued to shareholders of Noranda Inc. subsequent to December 31, 2003, and

  (iv)
  any other documents that are incorporated by reference into a preliminary short-form prospectus or short-form prospectus filed in respect of a distribution of securities of the Company.

        A copy of any of these documents may be obtained without charge at any time when a preliminary short form prospectus has been filed in respect of a distribution of any securities of Noranda Inc. or any securities of Noranda Inc. are in the course of a distribution pursuant to a short-form prospectus. At any other time, any document referred to in (i), (ii) or (iii) above may be obtained by security holders of Noranda Inc. without charge and by any other person upon payment of a reasonable charge.

        Our Management Information Circular dated March 4, 2004 contains additional information concerning the Company, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and options to purchase securities. Noranda Inc.'s consolidated financial statements as at and for the year ended December 31, 2003 also contain additional financial information and are included in the Noranda Inc. 2003 Annual Report.

12.
GLOSSARY OF TERMS

anode	a rectangular plate of metal cast in a shape suitable for refining by the electrolytic process. An anode is the finished product of the copper smelting process.
bankable feasibility study	a comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as a basis for a financial decision by a financial institution to finance the development of the deposit for mineral production.
blister copper	a crude form of copper (assaying about 99%) produced in a smelter, which requires further refining before being used for industrial purposes.
capacity	the design number of units that can be produced in a given time period based on operations with a normal number of shifts and maintenance interruptions.
cathode	a rectangular plate of metal, produced by electrolytic refining, which is melted into commercial shapes such as billets, ingots, etc. A cathode is typically the finished product of the copper refining process.
Comex	The New York Commodity Exchange.
concentrate	a product containing valuable minerals from which most of the waste material in the ore has been separated.
ferronickel	an alloy containing nickel and iron (approximately 38% nickel and 62% iron in the case of ferronickel produced by Falcondo). The volumes produced are expressed in terms of the nickel contained.
LME	London Metal Exchange.
matte	a mixture of metal sulphides enriched with nickel, cobalt, copper, silver, gold and platinum group metals.
mill	a plant where ore is ground and undergoes physical or chemical treatment to extract and produce a concentrate of the valuable minerals.
mineral resource(1)	a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade of quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.
inferred mineral resource(1)	part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
indicated mineral resource(1)	part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

measured mineral resource(1)	part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
mineral reserve(1)	economical mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.
NI 43-101	National Instrument 43-101 "Standards of Disclosure for Mineral Projects" of the Canadian Securities Administrators
probable mineral reserve(1)	economical mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
proven mineral reserve(1)	economical mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
platinum group metals	platinum, palladium, rhodium and related metals present in some nickel/copper ores.
refinery	a plant where concentrates or matte are processed into one or more refined metals.
smelter	a plant in which concentrates are processed into an upgraded product.
SX-EW	solvent extraction-electrowinning is a metallurgical technique, so far applied only to copper ores, in which metal is dissolved from the rock by organic solvents and recovered from solution by electrolysis.

Notes:

(1)
NI 43-101 definitions

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ANNUAL INFORMATION FORM
CONTENTS
Certain definitions and metric imperial conversion table
Exchange Rate Data
NORANDA INC.(1),(2)
PRODUCTION VOLUMES
SALES VOLUMES AND REALIZED PRICES
RECONCILIATION OF MINERAL RESERVES(1),(2)
AVERAGE PRICES
QUARTERLY CONSOLIDATED RESULTS ($ millions, except for earnings per share)